Exhibit 99.1

Almacenes Éxito S.A.

Consolidated financial statements

As of December 31, 2023 and 2022 and for the Years ended December 31, 2023, 2022

Almacenes Éxito S.A.

Consolidated statements of financial position

At December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		As at December 31,
	Notes	2023	2022
Current assets
Cash and cash equivalents	7	1,508,205	1,733,673
Trade receivables and other receivables	8	704,931	779,355
Prepayments	9	41,515	39,774
Receivables from related parties	10	52,145	47,122
Inventories, net	11	2,437,403	2,770,443
Financial assets	12	2,452	45,812
Tax assets	24	524,027	498,908
Assets held for sale	41	12,413	21,800
Total current assets		5,283,091	5,936,887

Non-current assets
Trade receivables and other receivables	8	12,338	50,521
Prepayments	9	4,816	6,365
Receivables from related parties	10	52,500	35,000
Financial assets	12	25,014	32,572
Deferred tax assets	24	197,692	142,589
Property, plant and equipment, net	13	4,069,765	4,474,280
Investment property, net	14	1,653,345	1,841,228
Rights of use asset, net	15	1,361,253	1,443,469
Other intangible assets, net	16	366,369	424,680
Goodwill	17	3,080,622	3,484,303
Investments accounted for using the equity method	18	232,558	300,021
Other assets		398	398
Total non-current assets		11,056,670	12,235,426
Total assets		16,339,761	18,172,313

Current liabilities
Loans, borrowings, and other financial liability	20	1,029,394	915,604
Employee benefits	21	4,703	4,555
Provisions	22	22,045	27,123
Payables to related parties	10	55,617	79,189
Trade payables and other payable	23	5,248,777	5,651,303
Lease liabilities	15	282,180	263,175
Tax liabilities	24	107,331	98,750
Derivative instruments and collections on behalf of third parties	25	139,810	136,223
Other liabilities	26	254,766	228,496
Total current liabilities		7,144,623	7,404,418

Non-current liabilities
Loans, borrowings, and other financial liability	20	236,811	539,980
Employee benefits	21	35,218	32,090
Provisions	22	11,630	15,254
Trade payables and other payable	23	37,349	70,472
Lease liabilities	15	1,285,779	1,392,780
Deferred tax liabilities	24	156,098	277,713
Tax liabilities	24	8,091	2,749
Other liabilities	26	2,353	2,411
Total non-current liabilities		1,773,329	2,333,449
Total liabilities		8,917,952	9,737,867

Shareholders’ equity
Issued share capital	27	4,482	4,482
Reserves	27	1,431,125	1,541,586
Other equity components	27	4,665,070	5,592,920
Equity attributable to non-controlling interest		1,321,132	1,295,458
Total shareholders’ equity		7,421,809	8,434,446
Total liabilities and shareholders’ equity		16,339,761	18,172,313

Some minor reclassifications in the Tax assets and Tax liabilities accounts were made in the financial statements as at December 31, 2022 for comparability purposes with the financial statements as at December 31, 2023. These reclassifications do not affect the reasonableness of the financial statements as at December 31, 2022 or the measurement indicators used by the Group.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of profit or loss

For the years ended December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022
Continuing operations

Revenue from contracts with customers	28	21,122,087	20,619,673
Cost of sales	11	(15,696,044)	(15,380,090)
Gross profit		5,426,043	5,239,583

Distribution, administrative and selling expenses	29	(4,482,993)	(4,231,887)
Other operating revenue	31	36,894	52,929
Other operating expenses	31	(107,433)	(80,152)
Other income	31	10,270	9,661
Operating profit		882,781	990,134

Financial income	32	284,090	219,909
Financial cost	32	(698,380)	(600,383)
Share of profit in associates and joint ventures		(114,419)	(34,720)
Profit before income tax from continuing operations		354,072	574,940

Income tax (expense)	24	(45,898)	(325,702)
Profit for the year		308,174	249,238

Net profit attributable to:
Equity holders of the Parent		125,998	99,072
Non-controlling interests		182,176	150,166
Profit for the year		308,174	249,238

Earnings per share (*)

Basic and diluted earnings per share (*):
Basic and diluted earnings per share from continuing operations attributable to the shareholders of the Parent	33	97.08	76.33

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of other comprehensive income

For the years ended December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022

Profit for the year		308,174	249,238

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) gain from new measurements of defined benefit plans	27	(3,006)	2,123
(Loss) from financial instruments designated at fair value through other comprehensive income	27	(231)	(4,003)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(3,237)	(1,880)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
(Loss) gain from translation exchange differences (1)	27	(1,438,514)	443,638
Gain (loss) from translation exchange differences to the put option (2)		112,576	(176,831)
Net gain on hedge of a net investment in a foreign operation	27	-	2,473
Gain from cash flow hedge	27	2,957	4,495
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(1,322,981)	273,775
Total other comprehensive income		(1,326,218)	271,895
Total comprehensive income		(1,018,044)	521,133

Comprehensive income attributable to:
Equity holders of the Parent		(1,211,146)	372,327
Non-controlling interests		193,102	148,806

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Represent exchange differences arising from the translation of put option on the subsidiary Grupo Disco Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of changes in equity

At December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014	1,273,463	8,028,477
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)	(156,808)	(394,486)
Profit for the period	-	-	-	-	-	-	-	-	-	-	99,072	-	99,072	150,166	249,238
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	450,086	-	-	450,086	(1,360)	448,726
Acquisition of treasury shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(14,072)	(14,072)	(6,426)	(20,498)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	581,478	581,478	-	581,478
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(176,831)	-	(1,620)	(178,451)	36,423	(142,028)
Other movements	-	-	-	-	(1,863)	-	-	-	(1,863)	-	2,529	(371)	295	-	295
Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(159,278)	(376,670)
Profit for the period	-	-	-	-	-	-	-	-	-	-	125,998	-	125,998	182,176	308,174
Other comprehensive income (loss), excluding translation adjustments to the put option	-	-	-	-	-	-	-	-	-	(1,449,720)	-	-	(1,449,720)	10,926	(1,438,794)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	(65,690)	(65,690)	(51,823)	(117,513)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	411,539	411,539	-	411,539
Changes in the financial liability of the put option on non-controlling interests, and related translation adjustments (Note 20)	-	-	-	-	-	-	-	-	-	112,576	-	53,308	165,884	43,673	209,557
Other movements	-	-	-	-	(2,108)	-	-	9,967	7,859	-	(8,157)	(8,632)	(8,930)	-	(8,930)
Balance at December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809

The accompanying notes are an integral part of the consolidated financial statements.

Almacenes Éxito S.A.

Consolidated statements of cash flows

For the years ended December 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

		Year ended December 31,
	Notes	2023	2022
Operating activities

Profit for the year		308,174	249,238

Adjustments to reconcile profit for the year
Current income tax	24	106,109	192,268
Deferred income tax	24	(60,211)	133,434
Interest, loans and lease expenses	32	353,691	210,558
Loss (gain) from changes in fair value of derivative financial instruments	32	33,737	(13,213)
Expected credit loss, net	8.1	5,377	4,709
Impairment of inventories, net	11.1	8,915	1,813
Impairment of property, plant and equipment and investment property	13; 14; 15	3,451	2,201
Employee benefit provisions	21	4,437	19,411
Provisions and reversals	22	38,658	26,562
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	611,775	556,686
Amortization of other intangible assets	16	30,748	27,216
Share of profit in associates and joint ventures accounted for using the equity method		114,419	34,720
Gain from the disposal of non-current assets		(12,721)	(11,100)
Loss from reclassification of non-current assets		-	230
Interest income	32	(45,852)	(27,040)
Other adjustments from items other than cash		2,495	62,326
Cash generated from operating activities before changes in working capital		1,503,202	1,470,019

(Increase) in trade receivables and other receivables		(3,179)	(120,532)
(Increase) decrease in prepayments		(9,212)	849
(Increase) decrease in receivables from related parties		(6,335)	9,275
Decrease (increase) in inventories		86,910	(586,328)
(Increase) in tax assets		(14,013)	(6,195)
(Decrease) in employee benefits		(1,738)	(2,784)
Payments and decease in other provisions	22	(42,859)	(18,556)
Increase in trade payables and other accounts payable		61,998	322,166
(Decrease) increase in accounts payable to related parties		(13,750)	16,588
Increase in tax liabilities		20,872	19,099
Increase (decrease) in other liabilities		44,086	(368)
Income tax, net		(98,915)	(201,804)
Net cash flows provided by operating activities		1,527,067	901,429

Investing activities
Businesses combinations	17.1	(38,032)	-
Advances to joint ventures		(64,090)	(55,850)
Acquisition of property, plant and equipment	13.1	(432,717)	(380,815)
Acquisition of other assets	15	(1,820)	(7,002)
Acquisition of investment property	14	(56,688)	(81,838)
Acquisition of other intangible assets	16	(30,798)	(27,519)
Proceeds of the sale of property, plant and equipment and intangible assets		36,642	23,095
Net cash flows (used in) investing activities		(587,503)	(529,929)

Financing activities
Proceeds from financial assets		3,087	3,462
(Payments of) payments received from collections on behalf of third parties		(7,115)	49,242
Proceeds from loans and borrowings	20	1,241,024	876,798
Repayment of loans and borrowings	20	(1,217,881)	(995,865)
Payments of interest of loans and borrowings	20	(228,579)	(98,872)
Lease liabilities paid	15.2	(272,688)	(266,357)
Interest on lease liabilities paid	15.2	(123,711)	(96,959)
Dividends paid	37	(357,028)	(397,022)
Interest received	32	45,852	27,040
Payments on the reacquisition of shares		-	(316,756)
Payment to non-controlling interest		(117,351)	(20,532)
Net cash flows (used in) financing activities		(1,034,390)	(1,235,821)

Net decrease in cash and cash equivalents		(94,826)	(864,321)
Effects of the variation in exchange rates		(130,642)	56,415
Cash and cash equivalents at the beginning of year	7	1,733,673	2,541,579
Cash and cash equivalents at the end of year	7	1,508,205	1,733,673

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Exito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. In April, 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM). In August, 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer with the U.S. Securities and Exchange Commission (SEC).

Consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023 were authorized for issue in accordance with resolution of directors of Almacenes Éxito S.A. on February 27, 2024.

Exito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.
-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.
-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.
-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.
-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.
-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.
-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2022, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Companhia Brasileira de Distribuição S.A. (hereinafter CBD), which owned 91.52% of its ordinary shares. CBD is controlled by Casino Guichard-Perrachon S.A. which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

On August 8, 2023, the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia – SFC) approved the transfer of the Almacenes Éxito S.A. common shares that will be the subject of the Spin-Off from CBD. With the Spin-Off, CBD distributed 1.080.556.276 from the Almacenes Éxito S.A. common shares (83.26% of outstanding common shares) in the form of Brazilian Depositary Receipts Level II (“Éxito BDRs level II”), and American Depositary Shares Level II (“Éxito ADRs level II”). Following the Spin-Off, CBD retained 13.26% of the outstanding common shares of the Almacenes Éxito S.A. At December 31, 2023, the immediate holding company, or controlling entity of the Almacenes Éxito S.A. is Casino Guichard-Perrachon S.A., which owns 47.29% of its ordinary shares. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the consolidated financial statements at December 31, 2023 and 2022:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2023	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non- controlling interest

Directly owned entities

Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%

Indirectly owned entities

Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco Uruguay S.A. (a)	Spice Investment Mercosur S.A.	Uruguay	Uruguay	69.15%	100.00%	69.15%	30.85%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A. (b)	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L. (b)	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S. (b)	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ameluz S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Fandale S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Odaler S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
La Cabaña S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ludi S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Hiper Ahorro S.R.L.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Maostar S.A.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	69.15%	32.58%	65.42%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	69.15%	67.77%	32.23%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%	69.15%	69.15%	30.85%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%	69.15%	35.27%	64.73%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

(a)	At September, 2023, was acquired additional 6.66% of the subsidiaries equity. At December, 2022 stock ownership of direct controlling was 62.49%.

(b)	Acquired 100.00% in August, September and December 2023.

Note 1.2. Subsidiaries with material non-controlling interests

At December 31, 2023 and 2022 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
		Year ended December 31,
	Country	2023	2022
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco Uruguay S.A.	Uruguay	30.85%	37.51%

Below is a summary of financial information relevant to the assets, liabilities, profit or loss and cash flows of subsidiaries, as reporting entities, that hold material non-controlling interests, that have been included in the consolidated financial statements. Balances are shown before the eliminations required as part of the consolidation process.

	Statement of financial position								Comprehensive income
Company	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Controlling interest	Non- controlling interest		Revenue from contracts with customers	Income from continuing operations	Total comprehensive income	Comprehensive income attributable to equity holders of the Parent	Comprehensive income attributable to non-controlling interest	Profit or loss attributable to non- controlling interest
	At December 31, 2023
Grupo Disco del Uruguay S.A.	523,351	986,455	579,104	77,686	853,016	1,701,505	117,381	(*)	2,640,891	191,219	(5,481)	130,621	66,078	60,597
Éxito Viajes y Turismo S.A.S.	38,654	2,857	27,930	516	13,065	6,728	6,401		29,617	8,317	8,317	4,200	4,075	4,075
Patrimonio Autónomo Viva Malls	101,256	1,827,163	64,308	-	1,864,111	1,022,196	913,414		242,095	189,425	189,425	105,531	92,818	92,818
Patrimonio Autónomo Viva Sincelejo	2,792	74,919	1,563	-	76,148	38,835	37,313		10,450	3,013	3,013	1,537	1,476	1,476
Patrimonio Autónomo Viva Villavicencio	12,264	215,152	6,906	-	220,510	109,918	108,050		33,947	20,675	20,675	10,628	10,131	10,131
Patrimonio Autónomo San Pedro Etapa I	676	30,666	1,002	-	30,340	15,473	14,867		5,710	3,666	3,666	1,870	1,796	1,796
Patrimonio Autónomo Centro Comercial	1,699	100,760	2,517	-	99,942	50,205	48,972		15,569	10,012	10,012	5,132	4,906	4,906
Patrimonio Autónomo Iwana	17	5,371	242	-	5,146	2,814	2,522		364	(182)	(182)	(112)	(89)	(89)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,480	304,465	10,729	-	306,216	275,595	30,621		65,116	28,299	28,299	25,469	2,830	2,830
Patrimonio Autónomo Viva Laureles	3,202	100,763	3,368	-	100,597	80,478	20,119		21,273	13,434	13,434	10,747	2,687	2,687
Patrimonio Autónomo Viva Palmas	1,183	32,034	2,631	-	30,586	15,599	14,987		4,952	1,088	1,088	555	533	533
Eliminations and other NCI							6,485						5,861	416
Total							1,321,132						193.102	182.176
	At December 31, 2022
Grupo Disco del Uruguay S.A.	565,381	1,114,329	641,985	94,249	943,476	2,335,708	87,092	(*)	2,247,060	140,290	140,290	86,467	52,623	53,822
Éxito Viajes y Turismo S.A.S.	44,592	4,263	38,387	583	9,885	5,176	4,844		31,342	8,682	8,682	4,342	4,254	4,254
Patrimonio Autónomo Viva Malls	81,805	1,816,209	19,288	-	1,878,726	1,021,744	920,576		211,186	148,294	148,294	77,613	72,664	72,664
Patrimonio Autónomo Viva Sincelejo	3,687	76,948	3,337	-	77,298	39,422	37,876		8,764	2,784	2,784	1,420	1,364	1,364
Patrimonio Autónomo Viva Villavicencio	4,676	211,370	6,346	-	209,700	104,322	102,753		28,654	17,770	17,770	9,146	8,707	8,707
Patrimonio Autónomo San Pedro Etapa I	918	31,542	975	-	31,485	16,057	15,428		4,533	2,863	2,863	1,460	1,403	1,403
Patrimonio Autónomo Centro Comercial	3,351	103,912	2,463	-	104,800	52,657	51,352		14,390	9,195	9,195	4,715	4,506	4,506
Patrimonio Autónomo Iwana	67	5,520	66	-	5,521	3,025	2,705		336	(161)	(161)	(103)	(79)	(79)
Patrimonio Autónomo Centro Comercial Viva Barranquilla	12,693	308,084	7,783	-	312,994	281,695	31,299		54,414	18,596	18,596	16,737	9,112	9,112
Patrimonio Autónomo Viva Laureles	3,167	102,237	2,931	-	102,473	81,978	20,495		18,943	10,690	10,690	8,552	2,138	2,138
Patrimonio Autónomo Viva Palmas	951	32,896	3,299	-	30,548	15,579	14,969		4,289	(2,260)	(2,260)	(1,153)	(1,107)	(1,107)
Eliminations and other NCI							6,069						(6,779)	(6,618)
Total							1,295,458						148,806	150,166

(*)	The non-controlling interest presented for Grupo Disco Uruguay S.A. does not include the amounts that are subject to the put option (Note 20).

	Cash flows for the year ended December 31, 2023				Cash flows for the year ended December 31, 2022
Company	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash	Operating activities	Investment activities	Financing activities	Net increase (decrease) in cash
Grupo Disco del Uruguay S.A.	252,169	(99,545)	(90,701)	61,923	213,384	(51,151)	(235,941)	(73,708)
Éxito Viajes y Turismo S.A.S.	(1,290)	(112)	(3,024)	(4,426)	8,476	(118)	(4,930)	3,428
Patrimonio Autónomo Viva Malls	161,157	12,995	(157,050)	17,102	142,499	(23,218)	(100,955)	18,326
Patrimonio Autónomo Viva Sincelejo	5,740	(1,332)	(5,265)	(857)	3,937	(2,766)	(1,094)	77
Patrimonio Autónomo Viva Villavicencio	22,130	(11,127)	(8,971)	2,032	24,201	(8,727)	(19,166)	(3,692)
Patrimonio Autónomo San Pedro Etapa I	4,508	-	(4,818)	(310)	3,879	(775)	(3,407)	(303)
Patrimonio Autónomo Centro Comercial	13,519	(17)	(14,431)	(929)	11,775	(48)	(15,103)	(3,376)
Patrimonio Autónomo Iwana	148	-	(189)	(41)	38	-	(11)	27
Patrimonio Autónomo Centro Comercial Viva Barranquilla	37,094	(4,571)	(32,301)	222	28,221	(2,642)	(31,079)	(5,500)
Patrimonio Autónomo Viva Laureles	16,081	(1,259)	(14,706)	116	13,302	(2,019)	(13,742)	(2,459)
Patrimonio Autónomo Viva Palmas	2,335	(593)	(1,625)	117	(2,431)	(500)	2,023	(908)

Note 1.3. Restrictions on the transfer of funds

At December 31, 2023 and 2022, there are no restrictions on the ability of subsidiaries to transfer funds to Almacenes Éxito S.A. in the form of cash dividends, or loan repayments or advance payments.

Note 2. Basis of preparation and other significant accounting policies

The consolidated financial statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial instruments and customer loyalty programs measured at fair value.

The Exito Group has prepared the financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction

During the preparation of the consolidated financial statements for 2022, the Exito Group identified an immaterial error in non-controlling interest of the of subsidiary Grupo Disco Uruguay S.A, part of which was subject to put option. Although the error was not material, the Exito Group has voluntarily elected to correct period 2022. This correction consisted of a decrease in other equity attributable to the controlling interest and an increase in the non controlling interest for $87,093 at December 31, 2022. As a result of the correction, the consolidated statement of changes in equity has been adjusted to the final balances of this accounts and on this date to present all equity impacts of the accounting for the put option, including the related foreign currency translation adjustment of the put option liability, in the item “changes in the fair value of the put option on non-controlling interests, including related conversion adjustments”. In addition, the difference between the carrying value of the non-controlling interest subject to the put option and the value of the financial liability of the put option at the end of the reporting period has been included in the column “hyperinflation and other equity components” within the equity attributable to the parent company.

This immaterial correction did not impact: (i) the assets, liabilities, and consolidated equity as of December 31, 2022; and (ii) profit for the year, comprehensive income or cash flows consolidated for the year ended December 31, 2022.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito S.A. has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Almacenes Éxito S.A. has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Almacenes Éxito S.A. has less than a majority of the voting or similar rights of an investee, Almacenes Éxito S.A. considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Almacenes Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A ’s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	Year ended December 31,
	2023	2022	2023	2022
US Dollar	3,822.05	4,810.20	4,325.05	4,255.44
Uruguayan peso	97.90	120.97	111.36	103.69
Argentine peso	4.73	27.16	16.82	32.99
Euro	4,222.05	5,133.73	4,675.64	4,471.09

(*)	Expressed in Colombian pesos.

Note 4. Accounting policies

The accompanying consolidated financial statements at December 31, 2023 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2022, except for new and modified standards and interpretations applied starting January 1, 2023.

The adoption of the new standards in force as of January 1, 2023 mentioned in Note 5.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2022 and no significant effect resulted from adoption thereof.

The significant accounting policies applied in the preparation of the consolidated financial statements are the following:

Accounting estimates, judgments and assumptions

The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that would require material adjustments to the carrying amount of the asset or liability impacted in future periods.

Estimates and relevant assumptions are reviewed regularly, and their results are recorded in the period in which the estimate is reviewed and in subsequent periods.

In the process of applying the Exito Group’s accounting policies, Management has made the following estimates, which have the most significant impact on the amounts recognized in the consolidated financial statements:

-	The assumptions used to estimate the fair value of financial instruments (Note 35),
-	The estimation of expected credit losses on trade receivables (Note 8),
-	The estimation of useful lives of property, plant and equipment and the intangible assets (Notes 13 and 16),
-	Assumptions used to assess the recoverable amount of non-financial assets and define the indicators of impairment of non-financial assets (Note 34)
-	Assumptions used to assess and determine inventory losses and obsolescence (Note 11),
-	The estimation of the discount rate used to measure lease liabilities (Note 15),
-	Actuarial assumptions used to estimate retirement benefits and long-term employee benefit liabilities, such as inflation rate, death rate, discount rate, and the possibility of future salary increases. (Note 21),
-	The assumptions used to estimate customer loyalty programs, (Nota 26),
-	The estimation of the probability and amount of loss to recognize provisions related to lawsuits (Notes 22),
-	The estimation of future taxable profits to recognize deferred tax assets (Note 24),

These estimates have been made based on the best available information regarding the facts analyzed as of the date of preparation of the consolidated financial statements. This information may lead to future modifications due to possible situations that may occur and would require recognition on a prospective basis. This would be treated as a change in an accounting estimate in the future financial statements.

Classification between current or non-current

Exito Group presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is current when it is realized or will become available in a term not to exceed one year from the reporting date. All other assets are classified as non-current. A liability is current when it is expected to be settled within twelve months from the end of the reporting periods. All other liabilities are classified as non-current. Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12 – Income Tax.

Presentation and functional currency

Exito Group’s consolidated financial statements are presented in millions of Colombian pesos, except otherwise stated, which is also Almacenes Exito S.A.’s functional currency. For each entity, Exito Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Hyperinflation

Argentina’s accumulated inflation rate over the past three years at December 31, 2023 calculated using different consumer price index combinations has exceeded 100%, and therefore is considered to be hyperinflationary.

Financial statements related to the subsidiary in Argentina, have been adjusted for hyperinflation pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies. As such, Libertad S.A.’s financial statements and the corresponding figures for previous periods have been restated for the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting periods. In applying the provisions of IAS 29, the Exito Group has used the historical cost approach.

Foreign operations

The financial statements of subsidiaries that are carried in a functional currency other than the Colombian peso have been translated into Colombian pesos. Transactions and balances are translated as follows, except for subsidiaries located in hyperinflationary economies in which case all balances and transactions are translated at closing rates:

-	Assets and liabilities are translated into Colombian pesos at the period closing exchange rate,
-	Income-related items are translated into Colombian pesos using the period’s average exchange rate,
-	Equity transactions in foreign currency are translated into Colombian pesos at the exchange rate on the date of each transaction.

Exchange differences arising from the translation are directly recognized in a separate component of equity and are reclassified to the statement of profit or loss upon loss of control in the subsidiary.

Foreign currency transactions

Transactions in foreign currency are defined as those denominated in a currency other than the functional currency. Exchange differences arising from the settlement of such transactions, between the historical exchange rate when recognized and the exchange rate in force on the date of collection or payment, are recorded as exchange gains or losses and presented as part of the net financial results in the statement of profit or loss.

Monetary balances at reporting date expressed in a currency other than the functional currency are updated based on the exchange rate at the end of the reporting period, and the resulting exchange differences are recognized as part of the net financial results in the statement of profit or loss. For this purpose, monetary balances are translated into the functional currency using the market spot rate (*).

Non-monetary items are not translated at period closing exchange rate but are measured at historical cost (at the exchange rates on the date of each transaction), except for non-monetary items measured at fair value such as forward and swap financial instruments, which are translated using the exchange rates on the date of measurement of the fair value thereof.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

(*)	Market Representative Exchange Rate means the average of all market rates negotiated during the closing day (closing exchange rate), equivalent to the international “spot rate”, as also defined by IAS 21 - Effects of Changes in Foreign Exchange Rates, as the spot exchange rate in force at the closing of the reporting period.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurement

The fair value is the price to be received upon the sale of an asset or paid out upon transferring a liability under an orderly transaction carried out by market participants on the date of measurement.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Éxito Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,
-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,
-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Éxito Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments in associates and joint arrangements

An associate is an entity over which is in a position of exercising significant influence, but not control or joint control, through the power of participating in decisions regarding operating and financial policies of the associate. In general, significant influence is presumed in those cases in which a stake of more than 20% is held.

A joint arrangement is an agreement by means of which two or more parties maintain joint control. Joint arrangements can be joint operations or joint ventures. There is joint control only when decisions on significant activities require the unanimous consent of the parties that share control. Acquisitions of such arrangements are recorded using the principles applicable to business combinations set out by IFRS 3.

A joint venture is a joint arrangement by which the parties having joint control over the arrangement are entitled to the net assets of the arrangement. Such parties are known as participants in a joint venture.

A joint operation is a joint arrangement by means of which the parties having joint control over the arrangement are entitled to the assets and liability-related obligations associated with the arrangement. Such parties are known as joint operators.

Investments in associates or joint ventures are accounted for using the equity method.

Under the equity method, investment in associates and joint ventures is recorded at cost upon initial recognition and subsequently the carrying amount of the investment is adjusted to recognize changes in Exito Group’s share of net assets of the associate or joint venture since the acquisition date. Such changes are recognized in profit or loss or in other comprehensive income, as appropriate. Dividends received from an investee are deducted from the carrying value of the investment.

The financial statements of the associate or joint venture are prepared for the same reporting period as Éxito Group. When necessary, adjustments are made to bring the accounting policies in line with those of Éxito Group.

Unrealized gains or losses from transactions between Éxito Group and associates and joint ventures are eliminated in the proportion of Éxito Group’s interest in such entities upon application of the equity method.

After application of the equity method, Éxito Group determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, Éxito Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, Éxito Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within “Share of profit of an associate and joint ventures” in the statement of profit or loss.

Transactions involving a loss of significant influence over an associate or joint venture are booked recognizing any ownership interest retained at its fair value, and the gain or loss arising from the transaction is recognized in profit or loss including the relevant items of other comprehensive income.

Wherever the share of the losses of a subsidiary, associate or joint venture equals to or exceeds its interest therein, ceases to recognize its share of additional losses. A provision is recognized once the interest comes to zero, only in as much as have incurred legal or constructive liabilities.

Dividends are recognized when the right to receive payment for investments classified as financial instruments arise; dividends received from associates and joint ventures, that were measure using the equity method, are recognized as a financial income against a decrease in the carrying amount of the investment in these associates or joint ventures.

Goodwill

Goodwill is recognized as the excess of the fair value of the consideration transferred over the fair value of net assets acquired. After initial recognition, goodwill is carried at cost less any accumulated impairment losses. For purposes of impairment testing, from the date of the acquisition, goodwill is allocated to the cash-generating unit or group of cash-generating units that are expected to benefit from the business combination.

Impairment test is described on impairment of assets note.

Put options on the holders of non-controlling interests

Under current IFRS, it is not clear how to account for put options that are granted to holders of non-controlling interests (“NCI”) at the date of acquiring control of a subsidiary. There is a lack of explicit guidance in IFRS and potential contradictions between the requirements of IFRS 10 (in respect of accounting for NCI and changes in ownership without loss of control) and IAS 32.

As such Exito Group has developed an accounting policy, which has been consistently applied.

Under such accounting policy, since the Exito Group does not have a present ownership interest in the shares subject to the put, the requirements of IFRS 10 take precedence over those of IAS 32.

While the NCI put remains unexercised, the accounting at the end of each reporting period is as follows:

-	Éxito Group determines the amount that would have been recognized for NCI, including the allocations of profit or loss, allocations of changes in other comprehensive income and dividends declared for the reporting period, as required by IFRS 10 paragraph B94;
-	The NCI is de-recognized as if it were acquired at that date; and,
-	A financial liability is recognized at the present value of the amount payable on exercise of the NCI put in accordance with IFRS 9.

Any difference between the financial liability and the carrying amount of the NCI is considered an equity transaction between controlling shareholders and non-controlling interests with no change in control and accounted for in equity (see Note 20).

IASB is considering the accounting for written puts on NCI as part of its ongoing project on Financial Instruments with Characteristics of Equity. There may be changes in the accounting going forward pending resolution of the standard setting project.

Intangible assets

Intangible assets acquired separately are initially recognized at cost.

Internally generated trademarks are not recognized in the statement of financial position.

The cost of intangible assets includes acquisition cost, import duties, indirect not-recoverable taxes and costs directly incurred to bring the asset to the place and use conditions foreseen by Éxito Group’s management, after trade discounts and rebates, if any.

Intangible assets having indefinite useful lives are not amortized, but are subject to impairment testing, on an annual basis or whenever there is indication of impairment.

Intangible assets having a defined useful life are amortized using the straight-line method over their estimated useful lives. Estimated useful lives are:

Acquired software	Between 3 and 5 years
ERP-like acquired software	Between 5 and 8 years

Amortization expense and impairment losses are recognized in the statement of profit or loss.

An intangible asset is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. The gain or loss from derecognition of an asset is calculated as the difference between the net proceeds of sale and the carrying amount of the asset and is included in profit or loss.

Useful lives and amortization methods are reviewed at each reporting date and changes, if any, are applied prospectively.

Property, plant and equipment

Property, plant and equipment are initially measured at cost; subsequently they are measured at cost less accumulated depreciation and less accumulated impairment losses.

The cost of property, plant and equipment items includes acquisition cost, import duties, non-recoverable indirect taxes, future dismantling costs, if any, borrowing costs directly attributable to the acquisition of a qualifying asset and the costs directly attributable to place the asset in the site and usage conditions foreseen by Éxito Group’s management, net of trade discounts and rebates.

Costs incurred for expansion, modernization and improvements that increase productivity, capacity or efficiency, or an increase in the useful lives thereof, are capitalized. Maintenance and repair costs from which no future benefit is foreseen are expensed.

Land and buildings are deemed to be individual assets, whenever they are material and physical separation is feasible from a technical viewpoint, even if they have been jointly acquired.

Assets under construction are transferred to operating assets upon completion of the construction or commencement of operation and depreciated as of that moment.

The useful life of land is unlimited and consequently it is not depreciated. All other items of property, plant and equipment are depreciated using the straight-line method over their estimated useful lives.

The categories of property, plant and equipment and relevant useful lives are as follows:

Computers	5 years
Vehicles	5 years
Machinery and equipment	From 10 to 20 years
Furniture and office equipment	From 10 to 12 years
Other transportation equipment	From 5 to 20 years
Surveillance team armament	10 years
Other property, plant and equipment	From 10 to 20 years
Installations	From 40 to 50 years
Buildings	From 40 to 50 years
Improvements to third-party properties	40 years or the term of the lease agreement or the remaining of the lease term, whichever is less

Residual values, useful lives and depreciation methods are reviewed at the end of each year, and changes, if any, are applied prospectively.

An item of property, plant and equipment is derecognized (a) upon its sale or (b) whenever no future economic benefit is expected from use or it is disposed. The gain or loss from derecognition of an asset is the difference between the net proceeds of sale and the carrying amount of the asset. Such effect is recognized in profit or loss.

Investment property

This category includes the shopping malls and other property owned by Éxito Group.

Investment properties are initially measured at cost, including transaction costs. Following initial recognition, they are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Investment property is depreciated using the straight-line method over the estimated useful life. The useful life estimated to depreciate buildings classified as investment property is from 40 to 50 years.

Transfers are made from investment properties to other assets and from other assets to investment properties only whenever there is a change in the use of the asset. For transfers from investment property to property, plant and equipment or to inventories, the cost taken into consideration for subsequent accounting is the carrying amount on the date the use is changed. If a property, plant and equipment item would become investment property, it will be recorded at carrying amount on the date it changes.

Investment property is derecognized upon its sale or whenever no future economic benefit is expected from the use or disposition thereof.

The gain or loss from derecognition of investment properties is the difference between the net proceeds of sale and the carrying amount of the asset and recognized in profit or loss.

The fair values of investment property are updated on an annual basis for the purposes of disclosure in the financial statements.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for classification as held for sale is regarded as met whenever an asset or group of assets are available for immediate sale, under current condition, and the sale is highly probable to occur. In order for the sale to be highly probable, the Exito Group management must be committed to a plan to sell the asset (or assets or disposal groups) and the sale is expected within the year following the classification date.

Non-current assets and disposal groups are measured at the lower of carrying amount or fair value, less costs to sell, and are not depreciated or amortized as of the date they are classified as held for sale. Such assets or disposal groups are presented separately as current items in the statement of financial position.

In the statement of profit or loss for the current period and for that of the comparative previous period, revenue, costs and expenses from a discontinued operation are presented separately from those from continuing activities, in one single line item as profit or loss after tax from discontinued operations. An operation is deemed to be discontinued whenever it represents a business line or geographical area of operations that are material to Éxito Group.

Leases

Exito Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

Éxito Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. Éxito Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right of use asset

Éxito Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, Éxito Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by Éxito Group and payments of penalties for terminating the lease, if the lease term reflects Éxito Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, Éxito Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Éxito Group as a lessor

Leases in which Éxito Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Short term leases and leases of low value assets

Éxito Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value, such as furniture and office equipment, computers, machinery and equipment and intangibles. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or manufacturing of a qualifying asset, in other words an asset that necessarily takes a substantial period (generally more than six months) to become ready for its intended use or sale, are capitalized as part of the cost of the respective asset. Other borrowing costs are accounted for as expenses during the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment of non-financial assets

Éxito Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Éxito Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

To assess impairment losses, assets are grouped at the level of cash-generating units, and estimation is made of the recoverable amount. Éxito Group has defined each store or each shop as an individual cash-generating unit.

The recoverable amount is the higher of the fair value less the costs of selling the cash-generating unit or groups of cash-generating units and its value in use. This recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent of the cash flows from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

To determine the fair value less the costs of disposal, a pricing model is used in accordance with the cash-generating unit or groups of cash-generating units, if it can be established.

To assess the value in use:

-	Estimation is made of future cash flows of the cash-generating unit over a period not to exceed five years. Cash flows beyond a 3-year period are estimated by applying a steady or declining growth rate.
-	The terminal value is estimated by applying a perpetual growth rate, according to the forecasted cash flow at the end of the five-year period.
-	The cash flows and terminal value are discounted to present value, using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, Éxito Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment losses are accounted in profit or loss in the amount of the excess of the carrying amount of the asset over recoverable amount thereof; first, reducing the carrying amount of the goodwill allocated to the cash-generating unit or group of cash-generating units; and second, if there would be a remaining balance, by reducing all other assets of the cash-generating unit or group of units as a function of the carrying amount of each asset until such carrying amount reaches zero.

Goodwill is tested for impairment annually as at 31 December and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Inventories

Inventories include goods acquired with the purpose of being sold in the ordinary course of business, goods in process of manufacturing or construction with a view to such sale, and goods to be consumed in the process of production or provision of services.

Inventories in transit are recognized upon receipt of all substantial risks and benefits attached to the asset, according to performance obligations satisfied by the seller, as appropriate under procurement conditions.

Inventories also include real estate property where construction or development of a real estate project has been initiated with a view to future selling.

Inventories purchased are recorded at cost, including warehouse and handling costs, to the extent that these costs are necessary to bring inventories to their present location and condition, that is to say, upon completion of the production process or receipt at the store.

Inventories are measured using the first-in-first-out (FIFO) method. Logistics costs and supplier discounts are capitalized as part of the inventories and recognized in cost of goods sold upon sale. Losses on inventory obsolescence and damages are presented as a reduction to inventories at each reporting date.

Inventories are accounted for at the lower of cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell.

Rebates and discounts received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold.

Inventories are adjusted for obsolescence and damages, which are periodically reviewed and assessed.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Financial assets are recognized in the statement of financial position when Éxito Group becomes party to the contractual provisions of the instrument. Financial assets are classified at initial recognition, as subsequently measured at:

−	Fair value through profit or loss,
−	Amortized cost, and
−	Fair value through other comprehensive income.

The classification depends on the business model used to manage financial assets and on the characteristics of the cash flows from the financial asset; such classification is defined upon initial recognition. Financial assets are classified as current assets, if they mature in less than one year; otherwise they are classified as non-current assets.

a.	Financial assets measured at fair value through profit or loss

Includes financial assets incurred mainly seeking to manage liquidity through frequent sales of the instrument. These instruments carried in the statement of financial position at fair value with net changes in fair value are recognized in the statement of profit or loss.

b.	Financial assets measured at amortized cost

These are non-derivative financial assets with known payments and fixed maturity dates, for which there is an intention and capability of collecting the cash flows from the instrument under a contract.

These financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. The amortized cost is estimated by adding or deducting any premium or discount, revenue or incremental cost, during the remaining life of the instrument. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

c.	Financial assets at fair value through other comprehensive income

They represent variable-income investments not held for trading nor deemed an acquirer’s contingent consideration in a business combination. Éxito Group made an irrevocable election at initial recognition for these investments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

In case these assets are derecognized, the gains and losses previously recognized in other comprehensive income are reclassified to retained earnings.

d.	Loans and accounts receivable

Loans and accounts receivable are financial assets issued or acquired in exchange for cash, goods or services delivered to a debtor.

Accounts receivable from sales transactions are measured at invoice values less allowance for expected credit losses. These accounts receivable are recognized when all risks and benefits have been transferred to a third party and all performance obligations agreed upon with the customer have been met or are in the process of being met.

Long-term loans (more than one year of issuance date) are measured at amortized cost using the effective interest method. Expected credit losses are recognized in the statement of profit or loss.

These instruments are included as current assets, except for those maturing after 12 months of the reporting date, which are classified as non-current assets. Accounts receivable expected to be settled over a period of more than 12 months and include payments during the first 12 months, are shown as non-current portion and current portion, respectively.

e.	Effective interest method

Is the method to estimate the amortized cost of a financial asset and the allocation of interest revenue during the entire relevant period. The effective interest rate is the rate that exactly discounts the estimated net future cash flows receivable (including all charges received that are an integral part of the effective interest rate, transaction costs and other rewards or discounts), during the expected life of a financial asset.

f.	Impairment of financial assets

Given that trade accounts receivable and other accounts receivable are deemed to be short-term receivables of less than 12 months as of the date of issue and do not contain a significant financial component, impairment thereof is estimated from initial recognition and on each presentation date as the expected loss for the following 12 months.

For financial assets other than those measured at fair value, expected losses are measured over the life of the relevant asset. For this purpose, determination is made of whether the credit risk arising from the asset assessed on an individual basis has significantly increased, by comparing the risk of default on the date of presentation against that on the date of initial recognition; if so, an impairment loss is recognized in profit or loss in the amount of the credit losses expected over the following 12 months.

g.	Derecognition

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or the Exito Group transfers the contractual rights to receive the cash flows of the financial asset.

Financial liabilities

Financial liabilities are recognized in the statement of financial position when Éxito Group becomes party pursuant to the instrument´s terms and conditions. Financial liabilities are classified and subsequently measured at fair value through profit or loss or amortized cost.

a.	Financial liabilities measured at fair value through profit or loss.

Financial liabilities are classified under this category when held for trading or when upon initial recognition they are designated at fair value through profit or loss.

b.	Financial liabilities measured at amortized cost.

Include loans and bonds issued, which are initially measured at the actual amount received net of transaction costs and subsequently measured at amortized cost using the effective interest method.

c.	Effective interest method

The effective interest method is the method to calculate the amortized cost of a financial liability and the allocation of interest expenses over the relevant period. The effective interest rate is the rate that accurately discounts estimated future cash flows payable during the expected life of a financial liability, or, as appropriate, a shorter period whenever a prepayment option is associated to the liability and it is likely to be exercised.

d.	Derecognition

A financial liability or a part thereof is derecognized upon settlement or expiry of the contractual obligation.

Interest income

Interest income is recognized using the effective interest method.

Cash and cash equivalents

Include cash at hand and in banks, receivables for sales made with debit and credit card and highly liquid investments. To be classified as cash equivalents, investments should meet the following criteria:

-	Short-term investments, in other words, with terms less than or equal to three months as of acquisition date,
-	Highly liquid investments,
-	Readily convertible into a known amount of cash, and
-	Subject to an insignificant risk of change in value.

In the statement of financial position, overdraft accounts with financial institutions are classified as financial liabilities. In the statement of cash flows such overdrafts are shown as a component of cash and cash equivalents, provided they are an integral part of Éxito Group’s cash management system.

Derivative financial instruments

Exito Group uses derivative financial instruments to mitigate the exposure to variation in interest and exchange rates. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. They are presented as non-current assets or non-current liabilities whenever the remaining maturity of the hedged item exceeds 12 months, otherwise they are presented as current assets and current liabilities.

Gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses. Derivative financial instruments that meet hedge accounting requirements are accounted for pursuant to the hedge accounting policy, described below.

Hedge accounting

Éxito Group uses hedge instruments to mitigate the risks associated with changes in the exchange rates related to its investments in foreign operations and in the exchange and interest rates related to its financial liabilities.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.
-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Exito Group actually hedges and the quantity of the hedging instrument that Exito Group actually uses to hedge that quantity of hedged item.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Éxito Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined).

Hedges are classified and booked as follows, upon compliance with hedge accounting criteria:

-	Cash flow hedges include hedges covering the exposure to the variation in cash flows arising from a particular risk associated to a recognized asset or liability or to a foreseen transaction whose occurrence is highly probable and may have an impact on period results.

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in stockholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, Exito Group should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the “rebalancing” of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the profit or loss together with the hedged transaction, for example, when the hedged financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

●	Exito Group should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the Statements of Income If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect profit or loss.

-	Fair-value hedges: this category includes hedges covering the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.

A change in the fair value of a derivative that is a fair-value hedging instrument is recognized in the statement of profit or loss as financial expense or income. A change in the fair value of a hedged item attributable to the hedged risk is booked as part of the carrying amount of the hedged item and is also recognized in the statement of profit or loss as financial expense or revenue.

Whenever an unrecognized firm commitment is identified as a hedged item, the subsequent accrued change in the fair value of the firm commitment attributable to the hedged risk will be recognized as an asset or liability and the relevant gain or loss will be recognized in profit or loss. For the years ended 2023 and 2022, Exito Group has not designated any derivative financial instrument as fair value hedge.

-	Net investment hedges in a foreign operation: this category includes hedges covering exposure to the variation in exchange rates arising from the translation of foreign businesses to Almacenes Exito S.A.’s reporting currency.

The effective portion of the changes in the fair value of derivative instruments defined as instruments to hedge a net investment in a foreign operation is recognized in other comprehensive income. The gain or loss related to the non-effective portion is recognized in the statement of profit or loss.

If the Company would dispose of a foreign business, in whole or in part, the accrued value of the effective portion recorded to other comprehensive income is reclassified to the statement of profit or loss.

Employee benefits

a.	Post-employment: defined contribution plans

Post-employment benefit plans under which there is an obligation to make certain predetermined contributions to a separate entity (a retirement fund or insurance company) and there is no further legal or constructive obligation to pay additional contributions. Such contributions are recognized as expenses in the statement of profit or loss, in as much as the relevant contributions are enforceable.

b.	Post-employment: defined benefit plans

Post-employment defined benefit plans are those under which there is an obligation to directly provide retirement pension payments and retroactive severance pay, pursuant to Colombian legal requirements. Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

Post-employment defined benefit plan liabilities are estimated for each plan, with the support of independent third parties, applying the projected credit unit’s actuarial valuation method, using actuarial assumptions on the date of the period reported, such as discount rate, salary increase expectations, average time of employment, life expectancy and personnel turnover. Actuarial gains or losses are recognized in other comprehensive income. Interest expense on post-employment benefits plans, as well as settlements and plan reductions, are recognized in profit or loss as financial costs.

c.	Long-term employee benefits

These are benefits not expected to be fully settled within twelve months following the reporting date regarding which employees render their services. These benefits relate to time-of-service bonuses and similar benefits. Éxito Group has no specific assets intended for guaranteeing long-term benefits.

The liability for long-term benefits is determined separately for each plan with the support of independent third parties, following the actuarial valuation of the forecasted credit unit method, using actuarial assumptions on the date of the reporting period. The cost of current service, cost of past service, cost for interest, actuarial gains and losses, as well as settlements or reductions in the plan are recognized in the statement of profit or loss.

d.	Short-term employee benefits

These are benefits expected to be fully settled within twelve months and after the reporting date regarding which the employees render their services. Such benefits include a share of profits payable to employees based on performance. Short-term benefit liabilities are measured based on the best estimation of disbursements required to settle the obligations on the reporting date.

e.	Employee termination benefits

Éxito Group pays employees certain benefits upon termination, whenever decision is made to terminate a labor contract earlier than on the ordinary retirement date, or whenever an employee accepts a benefit offer in exchange for termination of his labor contract.

Termination benefits are classified as short-term employee benefits and are recognized in profit or loss when they are expected to be fully settled within 12 months of the end of the reporting period; and are classified as long-term employee benefits when they are expected to be settled after 12 months of the end of the reporting period.

Provisions, contingent assets, and liabilities

Exito Group recognizes a provision for all present obligations resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and can be reliably estimated.

Provisions are recognized at the present value of the best estimation of cash outflows required to settle the liability. In those cases where there is expectation that the provision will be reimbursed, in full or in part, the reimbursement is recognized as a separate asset only if virtually certain.

The provisions are revised periodically and estimated based on the best information available on the reporting date.

Provisions for onerous contracts are recognized whenever unavoidable costs to be incurred in performing under the contract exceed the economic benefits expected to be received.

A restructuring provision is recognized whenever there is a constructive obligation to conduct a reorganization, when a formal and detailed restructuring plan has been prepared and has raised a valid expectation in those affected and announced prior to the reporting date.

Contingent liabilities are obligations arising from past events, whose existence is subject to the occurrence or non-occurrence of future events not entirely under the control of Éxito Group; or current obligations arising from past events, from which the amount of the obligation cannot be reliably measured, or it is not probable that an outflow of resources will be required to settle the obligation. Contingent liabilities are not recognized; instead, they are disclosed in notes to the financial statements, unless the possibility of any outflow is remote.

A contingent asset is a possible asset that arises from past events, whose existence will be confirmed only by the occurrence or non-occurrence of future events not entirely under the control of Éxito Group. Contingent assets are not recognized in the statement of financial position unless realization is virtually certain. Instead, they are disclosed in the notes to the financial statements when an inflow of economic benefit is probable.

Taxes

Taxes include the following:

Colombia:

-	Income tax,
-	Real estate tax, and
-	Industry and trade tax.

Argentina:

-	Income tax,
-	Province taxes,
-	Tax on personal property - substitute responsible party, and
-	Municipal trade and industry tax.

Uruguay:

-	Income tax IRIC: (Impuesto a las Rentas de Industria y Comercio, in Spanish),
-	Tax on equity,
-	Real property tax,
-	Industry and trade tax,
-	Tax on Control of Stock Corporations ICOSA (Impuesto de Control a las Sociedades Anónimas, in Spanish),
-	National tax on wine production (INAVI), and
-	Tax on the Disposal or Transfer of Agricultural and Livestock Assets IMEBA (Impuesto a la Enajenación de Bienes Agropecuarios, in Spanish).

Current income tax

Current income tax in Colombia is assessed on the higher of the presumed profits and the taxable net income at the enacted rate applicable to the corresponding fiscal year and the end of the period of presentation of financial statements.

For subsidiaries in Uruguay and Argentina, current income tax is assessed at enacted tax rates.

Exito Group continuously evaluates the positions assumed in the tax declarations with respect to situations in which certain interpretations may exist in the tax laws to adequately record the amounts that are expected to be paid.

Current tax assets and liabilities are offset for presentation purposes if there is a legally enforceable right, they have been incurred with the same tax authority and the intention is to settle them at net value or realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax arises from temporary differences that give rise to differences between the accounting base and the taxable base of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the reporting period.

Deferred income tax assets are only recognized if it is probable that there will be future taxable income against which such deductible temporary differences may be offset. Deferred income tax liabilities are always recognized.

The effects of the deferred tax are recognized in income for the period or in other comprehensive income depending on where the originating profits or losses were booked, and they are shown in the statement of financial position as non-current items.

For presentation purposes, deferred tax assets and liabilities are offset if there is a legally enforceable right and they have been incurred with the same tax authority.

No deferred tax liabilities are carried for the total of the differences that may arise between the accounting balances and the taxable balances of investments in associates and joint ventures, since the exemption contained in IAS 12 is applied when recording such deferred income tax liabilities.

Revenue from contracts with customers

Revenue is measured at the fair value of the consideration received or to be received, net of trade rebates, cash discounts and volume discounts; value added tax is excluded.

Retail sales

Revenue from retail sales is recognized at the point in time when control of the asset is transferred to the customer, upon delivery of the goods and receipt of consideration.

-	Loyalty programs

Under their loyalty programs, certain subsidiaries award customer points on purchases, which may be exchanged in future for benefits such as prizes or goods available at the stores, means of payment or discounts, redemption with allies and continuity programs, among other. Points are measured at fair value, which is the value of each point received by the customer, taking the various redemption strategies into consideration. The fair value of each point is estimated at the end of each accounting period.

The obligation of awarding such points is recorded in the liability side as a deferred revenue that represents the portion of unredeemed benefits at fair value, considering for such effect the redemption rate and the estimated portion of points expected not to be redeemed by the customers.

Revenue from services

Revenue from the provision of services is recognized at a point in time, when the performance obligations agreed upon with the customer have been satisfied. Revenue from services recognized over time is not material.

Lease income

Lease income on investment properties is recognized on a straight-line basis over the term of the agreement.

Other revenue

Royalties are recognized upon fulfilment of the conditions set out in the agreements.

Principal or agent

Contracts to provide goods or services to customers on behalf of other parties are analyzed on the grounds of specific criteria to determine when Éxito Group acts as principal and when as a commission agent.

When another party is involved in providing goods or services to a customer, Exito Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (principal) or to arrange for those goods or services to be provided by the other party (agent). Revenue from contracts in which Exito Group acts as an agent are immaterial.

Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to Éxito Group, by the weighted average of common shares outstanding during the year, excluding, if any, common shares acquired by Éxito Group and held as treasury shares.

For the purpose of calculating diluted earnings per share, profit or loss attributable to equity holders of the parent entity, and the weighted average number of shares outstanding, are adjusted for the effects of all dilutive potential ordinary shares, if any.

There were no dilutive potential ordinary shares outstanding at the end of the reporting period.

Costs and expenses

Costs and expenses are recognized in period results upon (a) a decrease in economic benefits, associated with a decrease in assets or an increase in liabilities, and the value thereof may be reliably measured and (b) a disbursement does not generate future economic benefits or when it does not meet the necessary requirements for its registration as an asset.

Note 5. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 5.1. New and amended standards and interpretations.

Éxito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Statement	Description	Impact
Amendment to IAS 1 - Disclosure of Accounting Policies and Practice Statement.

This Amendment, which amends IAS 1 - Presentation of Financial Statements, guides companies in deciding what information about accounting policies should be disclosed to provide more useful information to investors and other primary users of financial statements. The Amendment requires companies to disclose material information about accounting policies by applying the concept of materiality in their disclosures.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 8 - Definition of Accounting Estimates.

This Amendment, which amends IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, modified the definition of accounting estimates and included other amendments to assist entities in distinguishing changes in accounting estimates from changes in accounting policies. This distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are applied retrospectively to past transactions and other past events.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction.	This Amendment, which amends IAS 12 Income Tax, details how companies must recognize deferred tax on transactions such as leases and decommissioning liabilities.	These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - International Tax Reform: Pillar Two Model Rules.

This Amendment, which amends IAS 12 - Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of Model Pillar Two published by the Organisation for Economic Co-operation and Development (OECD). The rules of this model aim to ensure that large multinational enterprises are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid.

The Amendment provides companies with temporary relief from the accounting for deferred taxes arising from the international tax reform by the Organisation for Economic Co-operation and Development (OECD).

These changes were adequately disclosed in the financial statements.
Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information.	This Amendment, which modifies IFRS 17 - Insurance contracts, applies to entities that apply IFRS 17 and IFRS 9 simultaneously. Considering that these standards have different transition requirements, it is possible that temporary accounting imbalances arise between financial assets and liabilities related with the insurance contract in the comparative information shown in the financial statements upon applying such standards for the first time. The Amendment will help insurance companies to avoid such imbalances, and, consequently, will improve the usefulness of comparative information for investors. For this purpose, it provides insurance companies with an option to present comparative information regarding financial assets.	These changes did not have any impact in the consolidated financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective

Éxito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the consolidated financial statements:

Statement	Description	Applicable to annual periods starting in or after
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1 – Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

January 1, 2024, with early adoption permitted. No material effects are expected from the application of this Amendment.
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

January 1, 2024. No material effects are expected from the application of this Amendment.
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

January 1, 2024. No material effects are expected from the application of this Amendment.
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted. No material effects are expected from the application of this Amendment.

Note 6. Relevant facts

Pre agreement for the sale of equity interest

At October 13, 2023 Casino Group and Companhia Brasileira de Distribuição S.A. – CBD executed of a pre agreement with Cama Commercial Group Corp. (Grupo Calleja), entity in El Salvador, for the sale of total equity interest in Almacenes Éxito S.A. (34.05% and 13.26%, respectively), through tender offers to be launched in Colombia and in United States of America for the acquisition of 100% of the outstanding shares of Almacenes Éxito S.A:, including shares represented by American Depositary Shares (ADRs) and Brazilian Depositary Receipts (BDRs) and which is subject to the acquisition of at least 51% of the shares of the Company.

The tender offer will be subject to Superintendencia Financiera de Colombia’s approval and the necessary filings in the US Securities and Exchange Commission (SEC).

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	As at December 31,
	2023	2022
Cash at banks and on hand	1,477,368	1,700,987
Fiduciary rights – money market like (1)	22,266	30,652
Term deposit certificates	7,244	870
Funds	1,318	1,139
Other cash equivalents	9	25
Total cash and cash equivalents	1,508,205	1,733,673

(1)	The balance is as follows:

	As at December 31,
	2023	2022
Fiducolombia S.A.	18,549	14,393
Fiduciaria Bogota S.A.	2,600	97
Credicorp Capital	613	54
Corredores Davivienda S.A.	172	260
Fondo de Inversión Colectiva Abierta Occirenta	167	7,423
BBVA Asset S.A.	165	8,425
Total fiduciary rights	22,266	30,652

The decrease is due to transfers of fiduciary rights to cash on hand and banks to be used in the operation.

At December 31, 2023, Exito Group recognized interest income from cash at banks and cash equivalents in the amount of $45,852 (December 31, 2022 - $27,040), which were recognized as financial income as detailed in Note 32.

At December 31, 2023 and 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	As at December 31,
	2023	2022
Trade receivables (Note 8.1.)	466,087	506,342
Other account receivables (Note 8.2.)	251,182	323,534
Total trade receivables and other account receivables	717,269	829,876
Current	704,931	779,355
Non-Current	12,338	50,521

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	As at December 31,
	2023	2022
Trade accounts	391,552	385,766
Rentals and dealers	41,122	64,260
Sale of real-estate project inventories (1)	39,277	66,831
Employee funds and lending	3,799	12,367
Allowance for expected credit loss	(9,663)	(22,882)
Trade receivables	466,087	506,342

(1)	The decrease is mainly due to the payment of $29,500 made by Constructora Bolivar y Cusezar S.A.

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivables are written-off if past due for more than one year.

The allowance for expected credit loss is recognized as expense in profit or loss. During the annual period ended December 31, 2023, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $5,377 ($4,709 - expense for the period ended December 31, 2022).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2021	25,268
Additions	30,802
Reversal of allowance for expected credit losses (Note 31)	(26,093)
Write-off of receivables	(4,976)
Effect of exchange difference from translation into reporting currency	(2,119)
Balance at December 31, 2022	22,882
Additions	23,387
Reversal of allowance for expected credit losses (Note 31)	(18,010)
Write-off of receivables	(12,333)
Effect of exchange difference from translation into presentation currency	(6,263)
Balance at December 31, 2023	9,663

Note 8.2. Other receivables

	As at December 31,
	2023	2022
Business agreements (1)	123,932	57,989
Recoverable taxes (2)	51,340	106,631
Loans or advances to employees	33,142	84,885
Money remittances	18,892	16,347
Long-term receivable	3,598	2,895
Maintenance fees	2,649	4,074
Money transfer services	653	20,370
Sale of fixed assets, intangible assets and other assets	141	6,278
Other	16,835	24,065
Total other account receivables	251,182	323,534

(1)	The increase corresponds mainly to the linkage of new companies, compensation funds, employee funds, public utilities entities and foundations within the corporate agreements.

(2)	The decrease corresponds mainly to compensation of a favorable balance in VAT.

Trade receivables and other receivables by age

The detail by age of trade receivables and other receivables, without considering allowance for expected credit losses, is shown below:

Period	Total	Less than 30 days	From 31 to 60 days	From 61 to 90 days	More than 90 days
December 31, 2023	726,932	686,325	7,665	2,138	30,804
December 31, 2022	852,758	740,340	13,667	5,778	92,973

Note 9. Prepayments

	As at December 31,
	2023	2022
Insurance	23,457	20,161
Lease payments	6,705	9,645
Advertising	5,770	6,060
Maintenance	2,739	5,811
Other prepayments	7,660	4,462
Total prepayments	46,331	46,139
Current	41,515	39,774
Non-current	4,816	6,365

Note 10. Related parties

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between Exito Group and its associates, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Casino Group:

a.	Casino International, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to Exito Group (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

b.	Insurance agreements for the intermediation of renewals of certain insurance policies.

c.	Euris, Casino Services and Casino Guichard Perrachon S.A: Cost reimbursement agreements to encourage the exchange of knowledge and experience in certain areas of operation, as well as the reimbursement of expenses related to expatriates.

d.	Companhia Brasileira de Distribuição S.A. (CBD): Cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). Exito Group also entered into an agreement for the reimbursement of expenses related to the relocation of employees among Exito Group.

-	Greenyellow Energía de Colombia S.A.S.: Service agreement to provide oversight and monitoring services relating to energy efficiency. As of October 2022, this company has not been a related party.

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Exito Group through credit cards, (ii) the use of these credit cards in and out of Exito Group stores and (iii) the use of other financial services agreed between the parties inside Exito Group stores.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

As December 31, 2023, as result of the Spin-Off mentioned in Note 1., (a) Companhia Brasileira de Distribuição S.A. - CBD ceased as the controlling entity to become a company of the Casino Group and (b) Casino Guichard-Perrachon S.A. become a controlling entity.

Some reclassifications in the amounts of Casino Group companies and Controlling Entity´s transactions from 2022, where done for comparability effects consequently for the last paragraph.

The amount of revenue arising from transactions with related parties is as follows:

	Year ended December 31
	2023	2022
Joint ventures (1)	67,355	72,748
Casino Group companies (2)	4,604	4,606
Total	71,959	77,354

(1)	The amount of revenue with each joint venture is as follows:

	Year ended December 31,
	2023	2022
Compañía de Financiamiento Tuya S.A.
Commercial activation recovery	50,298	53,398
Yield on bonus, coupons and energy	8,464	11,638
Lease of real estate	4,176	4,520
Services	1,370	1,837
Total	64,308	71,393

Puntos Colombia S.A.S.
Services	2,539	1,355

Sara ANV S.A.
Employee salary recovery	508	-

Total	67,355	72,748

(2)	Revenue mainly relates to the various services provided.

Revenue by each company is as follows:

	Year ended December 31,
	2023	2022
Relevanc Colombia S.A.S. (a)	3,204	701
International Retail Trade and Services IG	922	295
Casino International	392	1,175
Casino Services	46	-
Distribution Casino France	40	534
Greenyellow Energía de Colombia S.A.S. (Note 10.1.)	-	1,901
Total	4,604	4,606

(a)	Corresponds to revenue of collaboration agreement with Exito Media.

The amount of costs and expenses arising from transactions with related parties is as follows:

	Year ended December 31,
	2023	2022
Joint ventures (1)	117,430	110,665
Controlling entity (2)	13,945	14,229
Casino Group companies (3)	10,036	60,330
Members of the Board	2,837	2,666
Total	144,248	187,890

(1)	The amount of costs and expenses with each joint venture is as follows:

	Year ended December 31,
	2023	2022
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	13,667	10,364

Puntos Colombia S.A.S.
Cost of customer loyalty program	103,763	100,301

Total	117,430	110,665

(2)	Costs and expenses related to consulting services provided by Casino Guichard Perrachon S.A.

(3)	Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Costs and expenses by each company are as follows:

	Year ended December 31,
	2023	2022
Distribution Casino France	4,001	6,404
Euris	1,814	-
International Retail and Trade Services IG.	1,754	-
Casino Services	1,263	229
Relevanc Colombia S.A.S.	607	595
Companhia Brasileira de Distribuição S.A. - CBD	586	12,248
Cdiscount S.A.	11	13
Greenyellow Energía de Colombia S.A.S. (Note 10.1)	-	40,841
Total	10,036	60,330

Note 10.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income

Exito Group has 659,383 shares in Cnova NV in the amount of $9,222.

Note 10.4. Receivables from related parties

	Receivable		Other non-financial assets
	As at December 31,		As at December 31,
	2023	2022	2023	2022
Joint ventures (1)	44,634	41,909	52,500	35,000
Casino Group companies (2)	5,945	5,213	-	-
Controlling entity (3)	1,566	-	-	-
Total	52,145	47,122	52,500	35,000
Current	52,145	47,122	-	-
Non-current	-	-	52,500	35,000

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	As at December 31
	2023	2022
Compañía de Financiamiento Tuya S.A.
Reimbursement of shared expenses, collection of coupons and other	4,697	5,407
Other services	1,784	2,329
Total	6,481	7,736

Puntos Colombia S.A.S.
Redemption of points	37,926	33,805

Sara ANV S.A.
Other services	227	368

Total	44,634	41,909

-	Other non-financial assets:

The amount of $52,500 as of December 31, 2023, corresponds to payments made to Compañía de Financiamiento Tuya S.A. for the subscription of shares that have not been recognized in its equity because authorization has not been obtained from the Superintendencia Financiera de Colombia. The balance of $35,000 as of December 31, 2022, corresponds to payments made during the year to Compañía de Financiamiento Tuya S.A. for the subscription of shares; during 2023, authorization was obtained to register the equity increase.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	As at December 31,
	2023	2022
Casino International	3,224	3,893
Relevanc Colombia S.A.S.	1,082	193
Companhia Brasileira de Distribuição S.A. – CBD	822	288
International Retail and Trade Services	810	344
Casino Services	7	7
Distribution Casino France	-	232
Greenyellow Energía de Colombia S.A.S. (Note 10.1)	-	2
Other	-	254
Total	5,945	5,213

(3)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

Note 10.5. Payables to related parties

The balance of payables to related parties is shown below:

	As at December 31,
	2023	2022
Joint ventures (1)	44,032	62,772
Controlling entity (2)	10,581	14,660
Casino Group companies (3)	1,004	1,714
Members of the Board	-	43
Total	55,617	79,189

(1)	The balance of payables by each joint venture is as follows:

	As at December 31,
	2023	2022
Puntos Colombia S.A.S (a)	43,986	62,403
Compañía de Financiamiento Tuya S.A.	44	369
Sara ANV S.A.	2	-
Total	44,032	62,772

(a)	Represents the balance arising from points (accumulations) issued.

(2)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

(3)	Payables to Casino Group companies such as intermediation in the import of goods, and consulting and technical assistance services.

	As at December 31,
	2023	2022
Casino Services	885	100
International Retail and Trade Services IG	91	-
Distribution Casino France	-	933
Relevanc Colombia S.A.S.	-	508
Greenyellow Energía de Colombia S.A.S. (Nota 10.1)	-	125
Other	28	48
Total	1,004	1,714

Note 10.6. Other financial liabilities with related parties

	As at December 31,
	2023	2022
Joint ventures (1)	26,515	26,218

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 10.7. Key management personnel compensation

Transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

In September 2023, Exito Group modified the definition of key management personnel and this month in after it only includes levels 1 and 2 of the organizational structure.

Compensation of key management personnel is as follows:

	As at December 31,
	2023	2022
Short-term employee benefits	84,147	96,078
Termination benefits	2,206	-
Post-employment benefits	1,264	2,318
Total	86,617	98,396

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

	As at December 31,
	2023	2022
Inventories (1)	2,352,735	2,640,995
Raw materials	28,367	29,105
Inventories in transit	22,312	73,066
Real estate project inventories (2)	18,003	3,213
Materials, spares, accessories and consumable packaging	15,884	18,941
Production in process	102	5,123
Total inventories	2,437,403	2,770,443

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2021	12,359
Loss recognized during the period (Note 11.2.)	2,313
Loss reversal (Note 11.2.)	(500)
Effect of exchange difference from translation into presentation currency	(1,022)
Balance at December 31, 2022	13,150
Loss recognized during the period (Note 11.2.)	10,195
Loss reversal (Note 11.2.)	(1,280)
Effect of exchange difference from translation into presentation currency	(2,482)
Balance at December 31, 2023	19,583

(2)	For 2023, represents López de Galarza real estate project for $776 and Éxito Occidente real estate project for $17,227 (Note 14). For 2022, represented López de Galarza real estate project for $776 and Galeria La 33 real estate projects for $2,437.

At December 31, 2023 and 2022, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Year ended December 31,
	2023	2022
Cost of goods sold (1)	17,578,059	17,086,294
Trade discounts and purchase rebates	(2,779,271)	(2,490,381)
Logistics costs (2)	625,289	579,791
Damage and loss	263,052	202,573
Allowance for inventory losses, net (Note 11.1)	8,915	1,813
Total cost of sales	15,696,044	15,380,090

(1)	The annual period ended December 31, 2023 includes $29,095 of depreciation and amortization cost (December 31, 2022 - $28,248).

(2)	The annual period ended December 31, 2023 includes $341,838 of employee benefits (December 31, 2022 - $308,614) and $76,279 of depreciation and amortization cost (December 31, 2022 - $70,011).

Note 12. Financial assets

The balance of financial assets is shown below:

	As at December 31,
	2023	2022
Financial assets measured at fair value through other comprehensive income	23,964	29,043
Derivative financial instruments designated as hedge instruments (1)	2,378	14,480
Financial assets measured at amortized cost (2)	578	6,939
Financial assets measured at fair value through profit or loss	546	622
Derivative financial instruments (3)	-	27,300
Total financial assets	27,466	78,384
Current	2,452	45,812
Non-current	25,014	32,572

(1)	Derivative instruments designated as hedging instrument relates to interest rate swaps. The fair value of these instruments is determined based on valuation models.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	2,378

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	998	-	871	509	-	2,378

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M and IBR 1M	9.0% and 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

(2)	Financial assets measured at amortized cost represented:

	As at December 31,
	2023	2022
National Treasury bonds	578	1,478
Term deposit	-	5,461
Total financial assets measured at amortized cost	578	6,939

(3)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

At December 31, 2023 and 2022, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A of $74 (December 31, 2022- $196), included within the line item Financial assets measured at fair value through profit or loss.

None of the assets were impaired on December 31, 2023 and 2022.

Note 13. Property, plant and equipment, net

	As at December 31,
	2023	2022
Land	1,145,625	1,278,822
Buildings	2,149,905	2,348,627
Machinery and equipment	1,204,968	1,176,246
Furniture and fixtures	751,496	789,622
Assets under construction	48,456	50,305
Installations	183,485	197,097
Improvements to third-party properties	768,322	776,293
Vehicles	23,148	28,712
Computers	389,756	404,938
Other property, plant and equipment	289	16,050
Total property, plant and equipment, gross	6,665,450	7,066,712
Accumulated depreciation	(2,590,675)	(2,587,996)
Impairment	(5,010)	(4,436)
Total property, plant and equipment, net	4,069,765	4,474,280

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	1,137,865	2,115,633	1,033,499	655,019	45,009	132,928	635,377	23,873	346,091	16,050	6,141,344
Additions	8,922	28,881	138,155	82,438	70,190	2,377	65,911	1,879	44,697	-	443,450
Increase (decrease) from movements between property, plant and equipment accounts	-	4,165	3,745	19,713	(49,114)	12,771	8,713	-	7	-	-
(Decrease) from transfers to investment property	(1,643)	(1,756)	-	-	(12,232)	-	-	-	-	-	(15,631)
(Decrease) assets by transfers to non-current assets held for sale	(446)				(647)						(1,093)
Disposals and derecognition	(466)	(2,436)	(29,871)	(11,784)	(627)	(957)	(20,755)	(226)	(9,613)	-	(76,735)
Effect of exchange differences on translation into presentation currency	6,219	36,390	27,542	38,182	2,496	49,978	89,656	(2,633)	5,065	-	252,895
(Decrease) increase from transfers to (from) other balance sheet accounts	(929)	(741)	(18,610)	(11,548)	(266)	-	(2,609)	143	(5,078)	-	(39,638)
Hyperinflation adjustments	129,300	168,491	21,786	17,602	(4,504)	-	-	5,676	23,769	-	362,120
Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	50,214	21,262	115,439	42,183	93,990	3,407	28,693	602	30,198	-	385,988
Acquisitions through business combinations (Note 17.1)	1,752	22	471	224	-	2,558	1,102	79	294	-	6,502
Increase (Decrease) from movements between property, plant and equipment accounts	-	24,387	6,781	(12,265)	(81,069)	23,227	38,153	292	494	-	-
(Decreases) by transfer (to) other balance sheet accounts – investment property.	-	-	-	-	(345)	-	-	-	-	-	(345)
Disposals and derecognition	(1,752)	(914)	(28,871)	(9,283)	(2,827)	(1,928)	(5,718)	(2,361)	(6,672)	(15,761)	(76,087)
Effect of exchange differences on translation into presentation currency	(283,161)	(377,852)	(71,010)	(73,422)	(10,974)	(40,876)	(69,465)	(11,218)	(58,727)	-	(996,705)
(Decrease) increase from transfers to (from) other balance sheet accounts - tax assets	(4)	4,320	(14,374)	(4,067)	(564)	-	(736)	260	(3,091)	-	(18,256)
(Decreases) by transfer (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	-	(4,662)
Increases by transfer from other balance sheet accounts - intangibles	-	-	63	-	-	-	-	-	1,283	-	1,346
Hyperinflation adjustments	102,218	132,251	20,223	18,504	(60)	-	-	6,782	21,039	-	300,957
Balance at December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021		480,074	565,845	443,602		78,509	308,308	17,977	212,008	5,585	2,111,908
Depreciation		51,704	88,988	58,975		9,933	36,580	2,097	34,328	788	283,393
Disposals and derecognition		(669)	(23,868)	(9,317)		(509)	(16,858)	(193)	(9,562)	-	(60,976)
Increase from transfers to investment property		526	-	-		-	-	-	-	-	526
(Decrease) assets by transfers to non-current assets held for sale		(436)									(436)
Effect of exchange differences on translation into presentation currency		5,988	18,227	32,472		29,690	34,381	(2,339)	3,806	-	122,225
Other		32	(7)	-		-	-	(333)	1,307	-	999
Hyperinflation adjustments		67,528	18,408	15,673		-	-	5,585	23,163	-	130,357
Balance at December 31, 2022		604,747	667,593	541,405		117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation		52,150	93,592	63,005		11,766	39,744	1,776	37,523	591	300,147
Depreciation through business combinations (Note 17.1)		11	161	142		1,126	35	45	270	-	1,790
Disposals and derecognition		(193)	(21,564)	(7,723)		(1,064)	(3,346)	(2,232)	(6,008)	(6,960)	(49,090)
Effect of exchange differences on translation into presentation currency		(135,310)	(53,416)	(58,064)		(23,856)	(25,847)	(9,583)	(52,714)	-	(358,790)
(Decreases) by transfer (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	-	(660)
Other		1,319	(21)	-		-	-	(192)	299	-	1,405
Hyperinflation adjustments		53,363	16,071	13,417		-	-	5,312	19,714	-	107,877
Balance at December 31, 2023		575,427	702,416	552,182		105,595	372,997	17,920	264,134	4	2,590,675

Impairment
Balance at December 31, 2021	-	127	-	-	-	-	4,612	-	-		4,739
Impairment losses	-	241	-	-	-	-	1,403	-	-		1,644
Reversal of Impairment losses	-	(17)	-	-	-	-	(2,786)	-	-		(2,803)
Impairment derecognition	-	(241)	-	-	-	-	(239)	-	-		(480)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	1,336	-	-		1,336
Balance at December 31, 2022	-	110	-	-	-	-	4,326	-	-		4,436
Impairment losses	-	-	-	-	-	-	2,903	-	-		2,903
Reversal of Impairment losses	-	-	-	-	-	-	(1,188)	-	-		(1,188)
Impairment derecognition	-	(110)	-	-	-	-	--		-		(110)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(1,031)	-	-		(1,031)
Balance at December 31, 2023	-	-	-	-	-	-	5,010	-	-		5,010

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Exito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Exito Group which concluded that there are no contractual or legal obligations at acquisition.

At December 31, 2023, no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

At December 31, 2023, property, plant and equipment have no residual value that affects depreciable amount.

Information about impairment testing is disclosed in Note 34.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes.

	Year ended December 31,
	2023	2022
Additions	385,988	443,450
Additions to trade payables for deferred purchases of property, plant and equipment	(427,568)	(546,817)
Payments for deferred purchases of property, plant and equipment	474,297	484,182
Acquisition of property, plant and equipment in cash	432,717	380,815

Note 14. Investment property, net

Exito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	As at December 31,
	2023	2022
Land	263,172	312,399
Buildings	1,671,190	1,744,190
Constructions in progress	22,613	109,563
Total cost of investment properties	1,956,975	2,166,152
Accumulated depreciation	(295,673)	(317,665)
Impairment	(7,957)	(7,259)
Total investment properties, net	1,653,345	1,841,228

The movement of the cost of investment properties, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2021	281,119	1,597,106	29,059	1,907,284
Additions	-	1,618	80,220	81,838
Increase from transfers from property, plant and equipment	1,643	11,128	2,860	15,631
Increase from transfers from non-current assets held for sale	1,229	1,844	-	3,073
(Decreases) increases from transfers between accounts of Investment property.	-	2,756	(2,756)	-
Disposals and derecognition	(39)	(1,844)	-	(1,883)
Effect of exchange differences on the translation into presentation currency	8,852	(88,535)	(262)	(79,945)
Hyperinflation adjustments	20,175	220,592	569	241,336
Other	(580)	(475)	(127)	(1,182)
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	16,280	40,408	56,688
Increase from transfers from property, plant and equipment	-	16,184	(15,839)	345
Increase (decrease) from movements between investment properties accounts	-	109,846	(109,846)	-
Effect of exchange differences on the translation into presentation currency	(47,548)	(386,052)	(972)	(434,572)
(Decrease) from transfers (to) other balance sheet accounts – inventories (1)	(17,227)	-	-	(17,227)
Hyperinflation adjustments	15,553	175,278	446	191,277
Other	(5)	(4,536)	(1,147)	(5,688)
Balance at December 31, 2023	263,172	1,671,190	22,613	1,956,975

Accumulated depreciation	Buildings
Balance at December 31, 2021	241,348
Depreciation expenses	31,174
Decrease arising from transfers (to) property, plant and equipment accounts	(526)
Disposals and derecognition	(189)
Effect of exchange differences on the translation into presentation currency	(21,452)
Increase from transfers from non-current assets held for sale	870
Hyperinflation adjustments	66,589
Other	(149)
Balance at December 31, 2022	317,665
Depreciation expenses	31,389
Effect of exchange differences on the translation into presentation currency	(107,033)
Hyperinflation adjustments	54,835
Other	(1,183)
Balance at December 31, 2023	295,673

Impairment	Land	Buildings	Total
Balance at December 31, 2021	1,812	7,879	9,691
Impairment loss	-	556	556
Reversal of Impairment loss	(173)	(2,259)	(2,432)
Disposals and derecognition	-	(556)	(556)
Balance at December 31, 2022	1,639	5,620	7,259
Impairment loss	209	489	698
Balance at December 31, 2023	1,848	6,109	7,957

(1)	Corresponds to the transfer of the Éxito Occidente investment property to inventory of real estate projects (Note 11.1).

At December 31, 2023 and 2022, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At December 31, 2023 and 2022, the Exito Group is not committed to acquire, build or develop new investment property.

Information about impairment testing is disclosed in Note 34.

In Note 35 discloses the fair value of investment property, based on the appraisal carried out by an independent third party.

During the years ended December 31, 2023 and 2022 the results at the Exito Group from the investment property are as follows:

	Year ended December 31,
	2023	2022
Lease rental income	375,832	340,746
Operating expense related to leased investment properties	(86,130)	(75,031)
Operating expense related to investment properties that are not leased	(41,857)	(81,306)
Net gain from investment property	247,845	184,409

Note 15. Leases

Note 15.1 Right of use asset, net

	As at December 31,
	2023	2022
Right of use asset	2,980,106	2,826,607
Accumulated depreciation	(1,612,996)	(1,377,029)
Impairment	(5,857)	(6,109)
Total right of use asset, net	1,361,253	1,443,469

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2021	2,553,975
Increases from new contracts	174,190
Increases from new contracts paid in advance	7,002
Remeasurements from existing contracts (1)	137,047
Derecognition, reversal and disposal (2)	(166,587)
Hyperinflation adjustments	2,149
Effect of exchange differences on the translation into presentation currency	118,831
Balance at December 31, 2022	2,826,607
Increase from new contracts	63,642
Increases from new contracts paid in advance	1,820
Remeasurements from existing contracts (1)	185,514
Derecognition, reversal and disposal (2)	(43,423)
Hyperinflation adjustments	(693)
Effect of exchange differences on the translation into presentation currency	(98,456)
Other changes	45,095
Balance at December 31, 2023	2,980,106

Accumulated depreciation
Balance at December 31, 2021	1,183,463
Depreciation	242,119
Remeasurements from existing contracts (1)	(1,190)
Derecognition and disposal (2)	(105,459)
Hyperinflation adjustments	517
Effect of exchange differences on the translation into presentation currency	57,579
Balance at December 31, 2022	1,377,029
Depreciation	280,239
Derecognition and disposal (2)	(28,806)
Hyperinflation adjustments	(90)
Effect of exchange differences on the translation into presentation currency	(50,625)
Other changes	35,249
Balance at December 31, 2023	1,612,996

Impairment
Balance at December 31, 2021	-
Impairment loss	5,236
Effect of exchange differences on the translation into presentation currency	873
Balance at December 31, 2022	6,109
Impairment loss	1,038
Effect of exchange differences on the translation into presentation currency	(1,290)
Balance at December 31, 2023	5,857

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	As at December 31,
	2023	2022
Buildings	2,948,056	2,782,432
Vehicles	18,950	24,771
Lands	7,540	9,128
Equipment	5,560	10,276
Total	2,980,106	2,826,607

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	As at December 31,
	2023	2022
Buildings	1,594,867	1,357,351
Vehicles	8,845	10,182
Equipment	4,796	4,742
Lands	4,488	4,754
Total accumulated depreciation	1,612,996	1,377,029

Depreciation expense by class of underlying asset is shown below:

	Year ended December 31,
	2023	2022
Buildings	273,146	234,907
Vehicles	4,487	4,876
Equipment	1,878	1,705
Lands	728	631
Total depreciation expense	280,239	242,119

Exito Group is not exposed to the future cash outflows for extension options and termination options. Additionally, there are no residual value guarantees, restrictions or covenants related to these leases.

At December 31, 2023, the average remaining term of lease contracts is 11.7 years (8.8 years as at December 31, 2022), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities

	As at December 31,
	2023	2022
Lease liabilities	1,567,959	1,655,955
Current	282,180	263,175
Non-current	1,285,779	1,392,780

The movement in lease liabilities is as shown:

Balance at December 31, 2021	1,594,643
Additions	174,190
Accrued interest	99,324
Remeasurements	138,237
Terminations	(66,937)
Payments of lease liabilities including interests	(363,316)
Effect of exchange differences on the translation into presentation currency	79,950
Other	(136)
Balance at December 31, 2022	1,655,955
Additions	63,642
Accrued interest	126,167
Remeasurements	185,514
Terminations	(8,365)
Payments of lease liabilities including interests	(396,399)
Effect of exchange differences on the translation into presentation currency	(58,555)
Balance at December 31, 2023	1,567,959

Below are the future lease liability payments at December 31, 2023:

Up to one year	378,806
From 1 to 5 years	938,113
More than 5 years	766,452
Minimum lease liability payments	2,083,371
Future financing (expenses)	(515,412)
Total minimum net lease liability payments	1,567,959

Note 15.3. Short term leases and leases of low value assets of Éxito Group as a lessee

Leases of low value assets are for items such as furniture and fixtures, computers, machinery and equipment and office equipment. Variable lease payments apply to some of Exito Group’s property leases and are detailed below:

	Year ended December 31,
	2023	2022
Variable lease payments	65,215	54,711
Short term leases	5,959	11,288
Total	71,174	65,999

Note 15.4. Operating leases of Éxito Group as a lessor

Exito Group has executed operating lease agreements on investment properties. Total future minimum instalments under non-cancellable operating lease agreements at the reporting dates are:

	Year ended December 31,
	2023	2022
Up to one year	265,057	227,423
From 1 to 5 years	317,010	270,281
More than 5 years	171,528	163,414
Total minimum instalments under non-cancellable operating leases	753,595	661,118

Operating lease agreements cannot be cancelled during their term. Prior agreement of the parties is needed to terminate and a minimum cancellation payment is required ranging from 1 to 12 monthly instalments, or a fixed percentage on the remaining term.

For the year ended December 31, 2023 lease rental income was $457,039 (December 31, 2022 - $409,009) mostly comprised of investment property rental income for $375,832 (December 31, 2022 - $340,746). Income from variable lease payments was $113,805 (December 31, 2022 - $225,506).

Note 16. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	As at December 31,
	2023	2022
Trademarks	250,879	299,688
Computer software	278,893	274,480
Rights	23,385	24,703
Other	90	147
Total cost of other intangible assets	553,247	599,018
Accumulated amortization	(186,878)	(174,338)
Total other intangible assets, net	366,369	424,680

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021	242,170	249,324	22,538	114	514,146
Additions	-	27,519	-	-	27,519
Disposals and derecognition	-	(10,191)	-	-	(10,191)
Effect of exchange differences on the translation into presentation currency	13,804	8,275	(613)	(27)	21,439
Hyperinflation adjustments	43,714	-	2,778	60	46,552
Transfers	-	(410)	-	-	(410)
Other minor movements	-	(37)	-	-	(37)
Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	25,368	-	134	30,798
Acquisitions through business combinations (Note 17.1)	12,904	29	-	-	12,933
Disposals and derecognition	-	(12,823)	-	-	(12,823)
Transfers to other balance sheet accounts – Property, plant, and equipment	-	(1,346)	-	-	(1,346)
Effect of exchange differences on the translation into presentation currency	(100,696)	(6,904)	(3,479)	(104)	(111,183)
Hyperinflation adjustments	33,687	-	2,161	47	35,895
Other minor movements	-	89	-	(134)	(45)
Balance at December 31, 2023	250,879	278,893	23,385	90	553,247

Accumulated amortization	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021		149,391	680	88	150,159
Amortization		26,737		479	27,216
Effect of exchange differences on the translation into presentation currency		6,692	(203)	(26)	6,463
Hyperinflation adjustments		-	1,105	63	1,168
Disposals and derecognition		(10,190)	-	-	(10,190)
Other minor movements		-	-	(478)	(478)
Balance at December 31, 2022		172,630	1,582	126	174,338
Amortization		30,602	-	146	30,748
Acquisitions through business combinations (Note 17.1)		29	-	-	29
Effect of exchange differences on the translation into presentation currency		(5,564)	(1,306)	(104)	(6,974)
Hyperinflation adjustments		-	1,078	47	1,125
Disposals and derecognition		(12,242)	-	-	(12,242)
Other minor movements		-	-	(146)	(146)
Balance at December 31, 2023		185,455	1,354	69	186,878

(1)	The balance of trademarks, is shown below:

			As at December 31,
Operating segment	Brand	Useful life	2023	2022
Uruguay (a)	Miscellaneous	Indefinite	115,020	128,103
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Argentina	Libertad	Indefinite	49,432	90,454
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	-
			250,879	299,688

The trademarks have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

The rights have an indefinite useful life. Exito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently these are not amortized.

Information about impairment testing is disclosed in Notes 34.

At December 31, 2023 and 2022, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	As at December 31,
	2023	2022
Spice Investment Mercosur S.A.	1,441,256	1,690,339
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Libertad S.A.	186,289	340,887
Cafam	122,219	122,219
Other	50,806	50,806
Total goodwill	3,081,639	3,485,320
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,080,622	3,484,303

The movement in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2021	3,026,000	(1,017)	3,024,983
Effect of exchange differences on the translation into presentation currency	294,578	-	294,578
Hyperinflation adjustments	164,742	-	164,742
Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Acquisitions through business combinations (Note 17.1.)	20,855	-	20,855
Effect of exchange differences on the translation into presentation currency	(551,489)	-	(551,489)
Hyperinflation adjustments	126,953	-	126,953
Balance at December 31, 2023	3,081,639	(1,017)	3,080,622

Goodwill has indefinite useful life on the grounds of the Exito Group’s considerations thereon, and consequently it is not amortized.

Goodwill was not impaired at December 31, 2023 and 2022.

Information about impairment testing and fair value are disclosed in Notes 34 and 35.

17.1. Business combinations

On August 15, 2023 the subsidiary Devoto Hermanos S.A. acquired 100% of the shares of Hipervital S.A.S., company engaged in retail self-service business.

On September 01, 2023 the subsidiary Lanin S.A. acquired 100% of the shares of Costa y Costa S.A., company engaged in retail self-service business.

On December 01, 2023 the subsidiary Lanin S.A. acquired 100% of the shares of Modasian S.R.L, company engaged in retail self-service business.

The expenses associated with these acquisitions were not significant.

Grupo Éxito is currently advancing the allocation of the purchase price. The Consideration transferred, the fair values of identifiable assets and liabilities from the business acquired at acquisition date and the adjustments of measurement at closing period are as follows:

	Fair values at the date of acquisition			Measurement period adjustments			Fair values at December 31, 2023
	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.
Cash	-	-	-	-	411	-	-	411	-
Trade receivables	-	-	-	-	1,309	-	-	1,309	-
Inventories	680	-	-	(17)	1,230	-	663	1,230	-
Tax assets	-	-	-	-	334	-	-	334	-
Property, plant and equipment, net	2,614	92	1,758	(66)	314	-	2,548	406	1,758
Rights of use	-	7,543	-	-	(7,543)	-	-	-	-
Brands	-	-	-	12,904	-	-	12,904	-	-
Total identifiable assets	3,294	7,635	1,758	12,821	(3,945)	-	16,115	3,690	1,758
Financial liabilities	-	-	235	-	-	-	-	-	235
Trade payables	689	110	846	(18)	2,099	-	671	2,209	846
Leases liabilities	-	7,525	-	-	(7,525)	-	-	-	-
Total liabilities take on	689	7,635	1,081	(18)	(5,426)	-	671	2,209	1,081
Net assets and liabilities measured at fair value	2,605	-	677	12,839	1,481	-	15,444	1,481	677
Consideration transferred	20,126	17,032	1,558	(865)	606	-	19,261	17,638	1,558
Goodwill from the acquisition	17,521	17,032	881	(13,704)	(875)	-	3,817	16,157	881

The goodwill and variations from the time of acquisition to December 31, 2023, shown the following:

	Hipervital S.A.S.	Costa y Costa S.A.	Modasian S.R.L.	Total
Goodwill from the acquisition (Note 17)	3,817	16,157	881	20,855
Effect of exchange difference	(462)	(1,953)	(106)	(2,521)
Goodwill at December 31, 2023	3,355	14,204	775	18,334

Goodwill was fully allocated to the Uruguay segment and is attributable to the synergies expected from the integration of the operation of stores acquired in this country.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

		As at December 31,
Company	Classification	2023	2022
Compañía de Financiamiento Tuya S.A.	Joint venture	220,134	287,657
Puntos Colombia S.A.S.	Joint venture	9,986	11,514
Sara ANV S.A.	Joint venture	2,438	850
Total investments accounted for using the equity method		232,558	300,021

Note 18.1. Non-financial information

Information regarding country of domicile, functional currency, main economic activity, ownership percentage and shares held in investments accounted for using the equity method is shown below:

Company	Country	Functional currency	Primary economic activity	Ownership percentage		Number of shares
				As at December 31,
				2023	2022	2023	2022
Compañía de Financiamiento Tuya S.A.	Colombia	Colombian peso	Credit	50%	50%	15.483.189.879	13.097.457.027
Puntos Colombia S.A.S.	Colombia	Colombian peso	Services	50%	50%	9.000.000	9.000.000
Sara ANV S.A.	Colombia	Colombian peso	Services	50%	50%	2.270.00	850.000

Note 18.2. Financial information

Financial information regarding investments accounted for using the equity method at December 31, 2023:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	3,585,170	236,049	1,857,020	1,559,156	405,043	1,668,582	(225,047)	-
Puntos Colombia S.A.S.	216,225	34,086	218,331	12,008	19,972	364,143	(3,055)	-
Sara ANV S.A.	2,052	3,251	426	-	4,877	245	(733)	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	223,625	1,720,105	1,539,136	1,467	(17,075)	(35,957)	133,831
Puntos Colombia S.A.S.	91,084	79,269	1,027	9,939	(176)	(550)	(3,724)
Sara ANV S.A.	1,819	425	-	2	-	(196)	-

Financial information regarding investments accounted for using the equity method at December 31, 2022:

Companies	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Equity	Revenue from ordinary activities	Income from continuing operations	Other comprehensive income (*)
Compañía de Financiamiento Tuya S.A.	4,968,085	133,262	2,160,570	2,400,687	540,090	1,530,333	(73,266)	-
Puntos Colombia S.A.S.	196,826	37,789	199,105	12,483	23,027	320,137	3,826	-
Sara ANV S.A.	850	1,230	380	-	1,700	-	-	-

Companies	Cash and cash equivalents	Current financial liabilities	Non- current financial liabilities	Revenue from interest	Interest expense	Depreciation and amortization	Income tax expense
Compañía de Financiamiento Tuya S.A.	523,859	2,036,426	2,382,673	1,412	(13,010)	(28,508)	(13,828)
Puntos Colombia S.A.S.	39,496	64,500	1,288	3,011	(23)	(747)	(3,034)
Sara ANV S.A.	850	380	-	-	-	-	-

(*)	There are no other comprehensive income figures proceeding from this companies.

Note 18.3. Corporate purpose

Compañía de Financiamiento Tuya S.A.

A joint venture and a joint control investment which was acquired on October 31, 2016. It is a private entity, authorized by the Colombian Financial Superintendence, having its main place of business in Medellín. Its main corporate purpose is to issue credit cards and grant consumer loans to low-income segments that the traditional banking system does not serve, promoting financial access.

Puntos Colombia S.A.S.

A joint venture established on April 19, 2017 under Colombian law. Its main corporate purpose is operating a loyalty program, pursuant to which its users earn points when purchasing from its partners. These points are redeemable for products or services available at the Puntos Colombia platform.

Sara ANV S.A.

Joint venture established on June 17, 2022. Its main corporate purpose is the performance of all operations, businesses, acts, services, or activities that, by of the applicable financial regulation, result from acquirer activities, whether carried out directly or through third parties. Its main address is in Envigado, Colombia.

Note 18.4. Other information

The reconciliation of summarized financial information reported to the carrying amount of associates and joint ventures in the consolidated financial statements is shown below:

	December 31, 2023
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	405,043	50%	220,134	220,134
Puntos Colombia S.A.S.	19,972	50%	9,986	9,986
Sara ANV S.A.	4,877	50%	2,438	2,438

	December 31, 2022
Companies	Net assets	Ownership percentage	Proportionate share of net assets	Carrying amount (1)
Compañía de Financiamiento Tuya S.A.	540,090	50%	270,045	287,611
Puntos Colombia S.A.S.	23,027	50%	11,514	11,514
Sara ANV S.A.	1,700	50%	850	799

(1)	Amount of investment and goodwill.

No dividends were received from joint ventures during the years ended December 31, 2023, and 2022.

There are no restrictions on the capability of joint ventures to transfer funds in the form of cash dividends, or loan repayments or advance payments.

There are not contingent liabilities incurred related to its participation therein.

There are no constructive obligations acquired on behalf of investments accounted for using the equity method arising from losses exceeding the interest held in them, except for mentioned in Note 22.

These investments have no restrictions or liens that affect the interest held in them.

Note 19. Non-cash transactions

During the annual periods ended December 31, 2023 and 2022, the Exito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13 and 15, respectively.

Note 20. Loans, borrowing and other financial liabilities

The balance of loans, borrowing and other financial liability is shown below:

	As at December 31,
	2023	2022
Bank loans	815,674	791,098
Put option on non-controlling interests (1)	442,342	651,899
Letters of credit	8,189	12,587
Total loans, borrowing and other financial liabilities	1,266,205	1,455,584
Current	1,029,394	915,604
Non-current	236,811	539,980

(1)	Represents the put option liability on part of the non-controlling interest in Grupo Disco Uruguay S.A. Exito Group has a non-controlling interest in Grupo Disco Uruguay S.A. of 30.85%, (December 31, 2022 - 37.51%) of which 23.16% (December 31, 2022 - 29.82%) is subject to a put option held by non-controlling shareholders. Such put option is exercisable by the holders at any time until expiry on June 30, 2025. The put option exercise price is the greater of following three measures: (i) a fixed price per share of $0.30 in US dollars as stated in the put option contract adjusted at a rate of 5% per year, (ii) a multiple of 6 times the average EBITDA of the last two years minus the net debt of Grupo Disco Uruguay S.A. as of the exercise date, or (iii) a multiple of 12 times the average net income of the past two years of the Grupo Disco Uruguay S.A. On December 31, 2023, the greater of these three measures was the updated fixed price in US dollars.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the assignment of this put option to Grupo Éxito. Once this assignment was completed, making Grupo Éxito the direct holder of the put option liability, the put-call contract between Grupo Éxito and Grupo Casino was finished.

To guarantee compliance with the obligation assumed by Grupo Éxito in this assignment, a non-possessory pledge was constituted over the series B shares in Grupo Disco Uruguay S.A., which are property of Spice Investment Mercosur S.A., which are related in the title number 1 shareholding and representing 25% of the voting capital of Grupo Disco Uruguay S.A. This guarantee does not transfer the right to vote or receive dividends that the pledged shares have, which are held by Spice Investment Mercosur S.A. This guarantee replaces the last given in previous years on the same shareholding title.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2021	1,417,011
Proceeds from loans and borrowings	876,798
Changes in the fair value of the put option recognized in equity	142,028
Interest accrued	111,234
Translation difference	3,250
Repayments of loans and borrowings	(995,865)
Payments of interest on loans and borrowings	(98,872)
Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	1,241,024
Changes in the fair value of the put option recognized in equity	(209,557)
Interest accrued	227,525
Increases from business combinations (Nota 17.1)	235
Translation difference	(2,146)
Repayments of loans and borrowings	(1,217,881)
Payments of interest on loans and borrowings	(228,579)
Balance at December 31, 2023	1,266,205

Below is a detail of maturities for non-current loans and borrowings outstanding at December 31, 2023, discounted at present value (amortized cost):

Year	Total
2025	118,110
2026	67,660
2027	27,118
>2028	23,923
236,811

As of December 31, 2023, Exito Group has available unused credit lines to minimize liquidity risks, as follows:

Banco Davivienda S.A.	400,000
Bancolombia S.A.	500,000
Total	900,000

Covenants

Under loans and borrowing contracts, Exito Group is subject to comply with the following financial covenants: as long as Almacenes Exito S.A. has payment obligations arising from the contracts executed on March 27, 2020 maintain a leverage financial ratio, defined as adjusted recurring Ebitda to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Almacenes Éxito S.A. for each annual period.

As of December 31, 2023 and 2022, Exito Group complied with its covenants.

Additionally, from the same loans and borrowing contracts Exito Group is subject to comply with some non-financial covenant, which at December 31, 2023 and 2022 were complied.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	As at December 31,
	2023	2022
Defined benefit plans	38,106	35,091
Long-term benefit plan	1,815	1,554
Total employee benefits	39,921	36,645
Current	4,703	4,555
Non-current	35,218	32,090

Note 21.1. Defined benefit plans

Éxito Group has the following defined benefit plans:

a.	Retirement pension plan

Each employee will receive, upon retirement, a monthly pension payment, pension adjustments pursuant to legal regulations, survivor’s pension, assistance with funeral expenses and June and December bonuses established by law. Such amount depends on factors such as: employee age, time of service and salary.

Éxito Group is responsible for the payment of retirement pensions to employees who meet the following requirements: (a) employees who at January 1, 1967 had served more than 20 years (full liability), and (b) employees and former employees who at January 1, 1967 had served more than 10 years but less than 20 years (partial liability).

b.	Retroactive severance pay plan

Retroactivity of severance pay is estimated for those employees whom labor laws applicable are those prior to Law 50 of 1990, and who did not move to the new severance pay system. Under the plan, a retroactive amount as severance pay will be paid to employees upon retirement, after deduction of advance payments. This social benefit is calculated over the entire time of service, based on the latest salary earned.

Such benefits are estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2023, and 2022, there were no material changes in the methods or nature of assumptions applied when preparing the estimates and sensitivity analyses.

Balances and movement:

The following are balances and movement of defined benefit plans:

	Retirement pensions	Retroactive severance pay	Total
Balance at December 31, 2021	18,433	361	18,794
Cost of current service	16,419	11	16,430
Interest expense	2,655	26	2,681
Actuarial loss from changes in experience	118	40	158
Actuarial gain (losses) from financial assumptions	(3,290)	18	(3,272)
Benefits paid	(2,401)	(53)	(2,454)
Effect of exchange differences on translation	2,754	-	2,754
Balance at December 31, 2022	34,688	403	35,091
Cost of current service	1,839	11	1,850
Interest expense	1,939	51	1,990
Actuarial loss from changes in experience	1,386	21	1,407
Actuarial gain (losses) from financial assumptions	3,199	70	3,269
Benefits paid	(1,347)	(55)	(1,402)
Effect of exchange differences on translation	(4,099)	-	(4,099)
Balance at December 31, 2023	37,605	501	38,106

Actuarial assumptions used for calculation:

Discount rates, salary increase rates, future annuities rate, inflation rates and mortality rates are as follows:

	As at December 31,
	2023		2022
	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate	11.00%	10.50%	13.7%	13.60%
Annual salary increase rate	5.5%	5.5%	5.5%	5.5%
Future annuities increase rate	4.5%	0.00%	4.5%	0.00%
Annual inflation rate	5.5%	5.5%	5.5%	5.5%
Mortality rate - men (years)	60-62	60-62	60-62	60-62
Mortality rate - women (years)	55-57	55-57	55-57	55-57
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates:

	As at December 31,
Years of service	2023	2022
From 0 to less than 5	22.27%	20.56%
From 5 to less than 10	10.84%	10.01%
From 10 to less than 15	6.38%	5.89%
From 15 to less than 20	4.76%	4.39%
From 20 to less than 25	3.65%	3.37%
25 and more	2.76%	2.54%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over defined benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	As at December 31,
	2023		2022
Variation expressed in basis points	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
Discount rate + 25	(257)	(3)	(187)	(3)
Discount rate – 25	264	3	192	3
Discount rate + 50	(506)	(6)	(370)	(6)
Discount rate – 50	535	6	389	6
Discount rate + 100	(985)	(11)	(722)	(11)
Discount rate – 100	1,102	12	799	12
Annual salary increase rate + 25	N/A	5	N/A	5
Annual salary increase rate - 25	N/A	(5)	N/A	(5)
Annual salary increase rate + 50	N/A	9	N/A	10
Annual salary increase rate - 50	N/A	(9)	N/A	(10)
Annual salary increase rate + 100	N/A	18	N/A	20
Annual salary increase rate - 100	N/A	(18)	N/A	(19)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
	2023		2022
Year	Retirement pensions	Retroactive severance pay	Retirement pensions	Retroactive severance pay
2023	-	-	2,427	59
2024	2,654	5	2,437	4
2025	2,656	270	2,419	185
2026	2,624	84	2,383	110
>2027	39,246	304	35,743	275
Total	47,180	663	45,409	633

Other considerations:

The average duration of the liability for defined benefit plans at December 31, 2023 is 6.2 years (December 31, 2022 - 5.5 years).

Éxito Group has no specific assets intended for guaranteeing the defined benefit plans.

The defined contribution plan expense at December 31, 2023 amounted to $125,235 (December 31, 2022 - $127,618).

Note 21.2. Long-term benefit plans

The long-term benefit plans involve a time-of-service bonus associated to years of service payable to the employees of Almacenes Éxito S.A. and to the employees of subsidiaries Logística, Transporte y Servicios Asociados S.A.S.

Such benefit is estimated on an annual basis or whenever there are material changes, using the projected credit unit. During the years ended December 31, 2023, and 2022, there were no material changes in the methods or nature assumptions applied when preparing the estimates and sensitivity analyses.

During 2015 Almacenes Éxito S.A. reached agreement with several employees who voluntarily decided to replace the time-of-service bonus with a special single one-time bonus.

Balances and movement:

The following are balances and movement of the long-term defined benefit plan:

Balance at December 31, 2021	1,584
Cost of current service	78
Past service cost	(13)
Interest expense	115
Actuarial loss from change in experience	200
Benefits paid	(93)
Actuarial gain from financial assumptions	(317)
Balance at December 31, 2022	1,554
Cost of current service	64
Past service cost	(128)
Interest expense	205
Actuarial loss from change in experience	87
Actuarial loss from financial assumptions	241
Benefits paid	(208)
Balance at December 31, 2023	1,815

Actuarial assumptions used to make the calculations:

Discount rates, salary increase rates, inflation rates and mortality rates are as follows:

	As at December 31,
	2023	2022
Discount rate	10.80%	13.60%
Annual salary increase rate	5.5%	5.5%
Annual inflation rate	5.5%	5.5%
Mortality rate - men	0.001117% - 0.034032%	0.001117% - 0.034032%
Mortality rate - women	0.000627% - 0.019177%	0.000627% - 0.019177%

Employee turnover, disability and early retirement rates are as follows:

	As at December 31,
Years of service	2023	2022
From 0 to less than 5	22.27%	20.56%
From 5 to less than 10	10.84%	10.01%
From 10 to less than 15	6.38%	5.89%
From 15 to less than 20	4.76%	4.39%
From 20 to less than 25	3.65%	3.37%
25 and more	2.76%	2.54%

Sensitivity analysis:

A quantitative sensitivity analysis regarding a change in a relevant actuarial assumption, would affect in the following variation over long-term benefit plans net liability, using for that sensitive analysis the assumptions for changes in discount rate and annual salary increase rate:

	As at December 31,
Variation expressed in basis points	2023	2022
Discount rate + 25	(18)	(15)
Discount rate - 25	18	16
Discount rate + 50	(35)	(31)
Discount rate - 50	37	32
Discount rate + 100	(70)	(60)
Discount rate - 100	76	65
Annual salary increase rate + 25	19	17
Annual salary increase rate - 25	(19)	(17)
Annual salary increase rate + 50	39	34
Annual salary increase rate - 50	(38)	(33)
Annual salary increase rate + 100	79	70
Annual salary increase rate - 100	(74)	(65)

Contributions for the next years funded with Éxito Group’s own resources are foreseen as follows:

	As at December 31,
Year	2023	2022
2023	-	207
2024	342	349
2025	433	385
2026	288	255
>2027	1,910	1,786
Total	2,973	2,982

Other considerations:

The average duration of the liability for long-term benefits at December 31, 2023 is 4.3 years (December 31, 2022 - 4.3 years).

Exito Group has not devoted specific assets to guarantee payment of the time-of-service bonus.

The effect on the statement of profit or loss from the long-term benefit plan at December 31, 2023 was recognized as an expense in the amount of $161 (December 31, 2022 was recognized as an income in the amount of $82).

Note 22. Provisions

The balance of provisions is shown below:

	As at December 31,
	2023	2022
Legal proceedings (1)	19,736	19,101
Restructuring	5,180	10,517
Taxes other than income tax	297	4,473
Other	8,462	8,286
Total provisions	33,675	42,377
Current	22,045	27,123
Non-current	11,630	15,254

At December 31, 2023 and 2022, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated probable losses arising from lawsuits brought against Exito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	As at December 31,
	2023	2022
Labor legal proceedings	10,211	10,902
Civil legal proceedings	7,250	5,516
Administrative and regulatory proceedings	2,275	2,683
Total legal proceedings	19,736	19,101

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2021	17,595	3,549	2,708	11,409	35,261
Increase	8,141	967	15,211	7,672	31,991
Uses	(787)	-	-	-	(787)
Payments	(2,838)	-	(5,448)	(9,483)	(17,769)
Reversals (not used)	(3,462)	-	(920)	(1,047)	(5,429)
Other reclassifications	-	-	(485)	-	(485)
Effect of exchange differences on the translation into presentation currency	452	(43)	(549)	(265)	(405)
Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	9,693	-	30,451	7,356	47,500
Uses	-	(99)	(474)	-	(573)
Payments	(2,598)	-	(33,575)	(6,113)	(42,286)
Reversals (not used)	(3,814)	(3,336)	(1,264)	(427)	(8,842)
Other reclassifications	233	-	(473)	(58)	(298)
Effect of exchange differences on the translation into presentation currency	(2,879)	(741)	(2)	(582)	(4,203)
Balance at December 31, 2023	19,736	297	5,180	8,462	33,675

Note 23. Trade payables and other payable

	As at December 31,
	2023	2022
Payables to suppliers of goods	2,725,532	3,080,264
Payables and other payable - agreements (1)	1,562,246	1,485,905
Employee benefits	335,989	354,431
Payables to other suppliers	325,447	406,595
Tax payable	144,492	149,557
Purchase of assets	121,554	186,421
Dividends payable	32,691	10,886
Other	38,175	47,716
Total trade payables and other payable	5,286,126	5,721,775
Current	5,248,777	5,651,303
Non-current	37,349	70,472

(1)	The detail of payables and other payable - agreements is shown below:

	As at December 31,
	2023	2022
Payables to suppliers of goods	1,429,006	1,439,118
Payables to other suppliers	133,240	46,787
Total payables and other payable - agreements	1,562,246	1,485,905

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with Exito Group. Exito Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, Exito Group has entered into agreements with some financial institutions in Colombia, that provide an additional payment period for these discounted supplier invoices. The terms under such agreements are not unique to Exito Group but are based on market practices in Colombia applicable to other players in the market that legally do not change the nature of the business transaction.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2023 and 2022 the income tax rate for corporates is 35%.

For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	From taxable 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	A tax on dividends paid to individual residents in Colombia was established at a rate of 10%, triggered when the amount distributed is higher than 300 UVT (equivalent to $13 in 2023) when such dividends have been taxed upon the distributing companies. For domestic companies, the tax rate is 7.5% when such dividends have been taxed upon the distributing companies. For individuals not residents of Colombia and for foreign companies, the tax rate is 10% when such dividends have been taxed upon the distributing companies. When the earnings that give rise to dividends have not been taxed upon the distributing company, the tax rate applicable to shareholders is 35% for 2023 and 2022.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

(a)	Tax credits of Almacenes Éxito S.A.

At December 31, 2023 Almacenes Éxito S.A. has accrued $61,415 (at December 31, 2022 - $211,190) excess presumptive income over net income.

The movement of Almacenes Éxito S.A ’s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190
Offsetting of presumptive income against net income for the period	(149,775)
Balance at December 31, 2023	61,415

At December 31, 2023, Almacenes Éxito S.A. has accrued tax losses amounting to $740,337 (at December 31, 2022 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at December 31, 2021	738,261
Adjustment to tax losses from prior periods	2,076
Balance at December 31, 2022	740,337
Tax losses generated during the period	-
Balance at December 31, 2023	740,337

(b)	Movement of tax losses for Colombian subsidiaries for the reporting periods is shown below

Balance at December 31, 2021	33,624
Transacciones Energéticas S.A.S. E.S.P. (i)	158
Depósitos y Soluciones Logísticas S.A.S.	(220)
Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S	105
Transacciones Energéticas S.A.S. E.S.P. (i)	126
Depósitos y Soluciones Logísticas S.A.S.	(24)
Balance at December 31, 2023	33,769

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2023 (25% in 2022);
-	Argentina applies a 30% income tax rate in 2023 (35% in 2022).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	As at December 31,
	2023	2022
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	267,236	271,683
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	137,000	111,440
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	71,450	63,408
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	20,339	18,268
Tax discounts of Éxito from taxes paid abroad	17,258	24,631
Current income tax assets of subsidiary Onper Investment 2015 S.L.	10,715	1,024
Other current tax assets of subsidiary Onper Investment 2015 S.L.	29	447
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	8,007
Total current tax assets	524,027	498,908

Current tax liabilities

	As at December 31,
	2023	2022
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	98,391	92,815
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	4,979	3,743
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	3,621	1,762
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	293	430
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	47	-
Total current tax liabilities	107,331	98,750

Note 24.4. Income tax

The components of the income tax expense recognized in the statement of profit or loss were:

	Year ended December 31,
	2023	2022
Current income tax (expense)	(106,420)	(183,105)
Deferred income tax gain (expense) (Note 24.5)	60,211	(55,051)
Adjustment in respect of current income tax of prior periods	311	(9,164)
Changes in tax rates	-	(78,382)
Total income tax (expense)	(45,898)	(325,702)

The reconciliation of average effective tax rate to applicable tax rate is shown below:

	Year ended December 31,
	2023	Rate	2022	Rate
Profit before income tax from continuing operations	354,072		574,940
Tax expense at enacted tax rate in Colombia	(123,925)	(35)%	(201,229)	(35)%
Equity method in joint venture domestic operations	(40,046)		(12,152)
Unrecognition deferred tax from prior periods	(1,286)		3,407
Adjustment to current taxes from prior periods	311		(9,164)
Non-deductible/ nontaxable foreign operation	15,449		(55,852)
Accounting effects of NCI domestic operations without tax impact	32,138		31,991
Tax rates differences from foreign operations	33,547		22,362
Non-deductible / nontaxable domestic operation	37,914		(27,410)
Tax impact of readjustment to carry forward losses	-		727
Changes in tax rates	-		(78,382)
Total income tax expense	(45,898)	(13)%	(325,702)	(57)%

Note 24.5. Deferred tax

	As at December 31,
	2023		2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	259,118	-	259,118	-
Tax credits	61,449	-	62,943	-
Excess presumptive income	21,495	-	73,917	-
Other provisions	9,926	-	10,893	-
Investment property	-	(120,144)	-	(148,031)
Property, plant, and equipment	93,660	(221,364)	59,162	(341,631)
Goodwill	-	(217,687)	-	(218,308)
Leases	634,180	(545,661)	641,886	(553,947)
Other	100,045	(33,423)	103,215	(84,341)
Total	1,179,873	(1,138,279)	1,211,134	(1,346,258)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which Exito Group operates are grouped as follows:

	As at December 31,
	2023		2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	113,373	-	98,372	-
Uruguay	84,319	-	44,217	-
Argentina	-	(156,098)	-	(277,713)
Total	197,692	(156,098)	142,589	(277,713)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	As at December 31,
	2023	2022
Profit (expense) benefit from deferred tax recognized in income	60,211	(55,051)
Adjustment related current income tax previous periods	311	(9,164)
Change in tax rates	-	(78,382)
Profit (expense) from deferred tax recognized in other comprehensive income	8,649	(206)
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	107,547	(30,731)
Total movement of net deferred tax	176,718	(173,534)

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at December 31, 2023 amounted to $81,773 (at December 31, 2022 - $32,279).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2023 or 2022 by Exito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $8,091 balance at December 31, 2023 (at December 31, 2022 - $2,749) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	As at December 31,
	2023	2022
Collections on behalf of third parties (1)	123,023	130,819
Derivative financial instruments (2)	11,299	5,404
Derivative financial instruments designated as hedge instruments (3)	5,488	-
Total derivative instruments and collections on behalf of third parties	139,810	136,223

(1)	Collections on behalf of third parties includes amounts received for services where Exito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $26,515 (December 31, 2022 - $26,218) with third parties (Note 10.6).

(2)	The detail of maturities of these instruments at December 31, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	6,938	4,361	-	-	11,299

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

(3)	Derivative instruments designated as hedging instrument are related to forward. The fair value of these instruments is determined based on valuation models.

At December 31, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,204.54	5,488

The detail of maturities of these hedge instruments at December 31, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,621	2,867	-	-	-	5,488

Note 26. Other liabilities

The balance of other liabilities is shown below:

	As at December 31,
	2023	2022
Deferred revenues (1)	208,126	154,265
Customer loyalty programs	43,990	56,165
Advance payments under lease agreements and other projects	4,604	4,891
Repurchase coupon	239	942
Instalments received under “plan resérvalo”	160	284
Advance payments for fixed assets sold (2)	-	14,360
Total other liabilities	257,119	230,907
Current	254,766	228,496
Non-current	2,353	2,411

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

(2)	Corresponded to the advance received for the sale of the real estate project “Galería la 33”, legalized in 2023.

Exito Group considers Customer Loyalty Programs and deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred revenue	Customer loyalty programs
Balance at December 31, 2021	174,395	37,015
Additions	1,290,023	19,053
Revenue recognized	(1,309,193)	(13,736)
Other	-	407
Effect of exchange difference from translation into presentation currency	(960)	13,426
Balance at December 31, 2022	154,265	56,165
Additions	3,637,936	14,320
Revenue recognized	(3,577,850)	(14,964)
Effect of exchange difference from translation into presentation currency	(6,225)	(11,531)
Balance at December 31, 2023	208,126	43,990

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At December 31, 2023 and 2022, Almacenes Exito’s authorized capital is represented by 1.590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At December 31, 2023 and 2022 the number of subscribed shares is 1.344.720.453 and the number of treasury shares is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on Almacenes Exito’s shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	As at December 31,
	2023			2022
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(16,433)	-	(16,433)	(16,202)	-	(16,202)
Remeasurement loss on defined benefit plans	(5,052)	1,844	(3,208)	(536)	334	(202)
Translation exchange differences	(2,323,383)	-	(2,323,383)	(997,445)	-	(997,445)
Gain from cash-flow hedge	8,757	2,610	11,367	12,939	(4,529)	8,410
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,355,088)	4,454	(2,350,634)	(1,020,221)	(4,195)	(1,024,416)
Other comprehensive income of non - controlling interests			(46,588)			(57,514)
Other comprehensive income of the parent			(2,304,046)			(966,902)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Year ended December 31,
	2023	2022
Retail sales (1) (Note 40)	20,226,311	19,754,076
Service revenue (2) (Note 40)	819,493	741,246
Other revenue (3) (Note 40)	76,283	124,351
Total revenue from contracts with customers	21,122,087	20,619,673

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount includes the following items:

	Year ended December 31,
	2023	2022
Retail sales, net of sales returns and rebates	20,176,915	19,725,311
Sale of real estate project inventories (a)	49,396	28,765
Total retail sales	20,226,311	19,754,076

(a)	As of December 31, 2023, it corresponds to the sale of the inventory of the Galería la 33 real estate project for $29,208, the Carulla Calle 100 real estate project for $18,000 and 20.43% of La Secreta land for $2,188. As of December 31, 2022, it corresponds to the sale of a percentage of the inventory of the Montevideo real estate project for $26,260 and a percentage of the La Secreta land for $2,505.

(2)	Revenues from services and rental income comprise:

	Year ended December 31,
	2023	2022
Leases and real estate related income	317,828	264,322
Advertising	99,224	94,802
Distributors	93,702	84,424
Lease of physical space	86,598	100,968
Administration of real estate	52,613	43,719
Telephone	40,973	34,811
Transport	37,035	29,837
Commissions	33,867	27,354
Banking services	21,817	19,082
Money transfers	9,096	8,753
Other	26,740	33,174
Total service revenue	819,493	741,246

(3)	Other revenue relates to:

	Year ended December 31,
	2023	2022
Marketing events	20,228	19,402
Real estate projects (a)	13,014	63,203
Collaboration agreements (b)	7,513	8,437
Royalty revenue	3,783	3,530
Other	31,745	29,779
Total other revenue	76,283	124,351

(a)	At December 31, 2022, it included mainly the bonus received for the operating results generated in real estate projects for $32.948, to the bonus to obtain permanence in a property lease for $6,000; and income from strategic alliances goals for $4,422.

(b)	Represents revenue from the following collaboration agreements:

	Year ended December 31,
	2023	2022
Redeban S.A.	4,010	3,656
Éxito Media	2,907	1,153
Alianza Sura	481	3,588
Moviired S.A.S.	115	40
Total collaboration agreement	7,513	8,437

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	Year ended December 31,
	2023	2022
Employee benefits (Note 30)	1,680,016	1,577,911
Depreciation and amortization	554,771	505,068
Taxes other than income tax	355,937	343,794
Fuels and power	263,180	251,046
Repairs and maintenance	239,911	242,659
Advertising	158,591	165,589
Commissions on debit and credit cards	156,798	139,288
Security services	113,538	104,796
Services	107,188	110,614
Professional fees	96,204	100,002
Cleaning services	87,412	74,898
Leases	62,666	61,234
Packaging and marking materials	57,611	55,874
Insurance	51,947	48,036
Administration of trade premises	49,710	43,382
Transport	44,149	44,904
Outsourced employees	43,767	55,336
Credit loss expense (a)	25,208	34,812
Travel expenses	17,139	18,922
Commissions	16,394	13,588
Other provision expenses	14,887	15,482
Cleaning and cafeteria	10,850	10,686
Other commissions	9,505	10,557
Legal expenses	8,964	10,514
Seguros Éxito collaboration agreement	6,537	-
Stationery, supplies and forms	6,529	5,738
Ground transportation	4,529	4,240
Autos Éxito collaboration agreement	817	1,847
Other	238,238	181,070
Total distribution, administrative and selling expenses	4,482,993	4,231,887
Distribution expenses	2,428,475	2,253,239
Administrative and selling expenses	374,502	400,737
Employee benefit expenses	1,680,016	1,577,911

(a)	This amount includes the following items:

	Year ended December 31
	2023	2022
Allowance for expected credit losses (Note 8.1)	23,387	30,802
Write-off of receivables	1,154	2,685
Hyperinflationary adjustments	667	1,325
Total	25,208	34,812

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Year ended December 31,
	2023	2022
Wages and salaries	1,396,589	1,284,582
Contributions to the social security system	47,820	45,453
Other short-term employee benefits	59,418	54,695
Total short-term employee benefit expenses	1,503,827	1,384,730

Post-employment benefit expenses, defined contribution plans	125,235	127,618
Post-employment benefit expenses, defined benefit plans	2,045	16,472
Total post-employment benefit expenses	127,280	144,090

Termination benefit expenses	13,349	14,506
Other personnel expenses	35,399	34,667
Other long-term employee benefits	161	(82)
Total employee benefit expenses	1,680,016	1,577,911

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating (expenses) revenue, net

Other operating revenue

	Year ended December 31,
	2023	2022
Recovery allowance for expected credit losses (Note 8.1)	18,010	26,093
Other indemnification (1)	8,404	19,486
Reimbursement of tax-related costs and expenses (2)	3,336	-
Recovery of other provisions	3,246	3,070
Recovery of costs and expenses from taxes other than …income tax	2,179	2,053
Recovery of restructuring expenses	1,265	920
Other	454	1,307
Total other operating revenue	36,894	52,929

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation.

(2)	Corresponds to the nullity of the process for the IVA review settlements for bimesters 3, 4 and 6 of 2013 (Note 22).

Other operating expenses

	Year ended December 31,
	2023	2023
Restructuring expenses (1)	(30,451)	(15,211)
Other (2)	(76,982)	(64,941)
Total other operating expenses	(107,433)	(80,152)

(1)	Expenses from the restructuring plan provision, which includes operating excellence plan and corporate retirement plan.

(2)	Corresponds:

	Year ended December 31,
	2023	2022
Fees for the registration process in the New York and …Sao Paulo Stock Exchanges	(46,531)	(34,527)
Tax on wealth	(22,719)	(21,239)
Fees for projects for the implementation of norms and laws	(7,747)	(9,355)
Others	15	180
Total others	(76,982)	(64,941)

Other net income (losses)

	Year ended December 31,
	2023	2023
Gain from the sale of assets	18,954	19,597
Gain from the early termination of lease contracts	3,544	5,809
Impairment loss on assets	(3,451)	(2,201)
Write-off of assets	(8,777)	(13,507)
Other	-	(37)
Total other net income	10,270	9,661

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	Year ended December 31,
	2023	2022
Gain from foreign exchange differences	157,889	51,006
Interest income on cash and cash equivalents (Note 7)	45,852	27,040
Gain from liquidated derivative financial instruments	37,599	74,864
Net monetary position results, effect of the statement of profit or loss (1)	29,456	21,993
Gains from valuation of derivative financial instruments	71	28,824
Other financial income	13,223	16,182

Total financial income	284,090	219,909
Interest expense on loan and borrowings	(227,522)	(111,234)
Interest expense on lease liabilities	(126,169)	(99,324)
Factoring expenses	(114,577)	(51,537)
(Loss) gain from foreign exchange differences	(89,176)	(181,719)
Loss from liquidated derivative financial instruments	(73,643)	(12,846)
Loss from fair value changes in derivative financial instruments	(33,808)	(15,611)
Net monetary position expense, effect of the statement of financial position	(17,261)	(111,754)
Commission expenses	(6,503)	(5,134)
Other financial expenses	(9,721)	(11,224)
Total financial cost	(698,380)	(600,383)

Net financial result	(414,290)	(380,474)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

There were no dilutive potential ordinary shares outstanding at the years ended December 31, 2023 and 2022.

The calculation of basic and diluted earnings per share for all years presented is as follows:

In profit for the years:

	Year ended December 31,
	2023	2022
Net profit attributable to equity holders of the parent (basic and diluted)	125,998	99,072
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359
Basic and diluted earnings per share to equity holders of the parent (in Colombian pesos)	97.08	76.33

In continuing operations:

	Year ended December 31,
	2023	2022
Net profit from continuing operations (Basic and diluted)	308,174	249,238

Less: net income from continuing operations attributable to non-controlling interests	182,176	150,166
Net profit from continuing operations attributable to the equity holders of the parent (basic and diluted)	125,998	99,072

Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359
Basic and diluted earnings per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	97.08	76.33

Note 34. Impairment of assets

Note 34.1. Financial assets

No impairment on financial assets were identified at December 31, 2023 and at December 31, 2022, except on trade receivables and other account receivables (Note 8).

Note 34.2. Non-financial assets

December 31, 2023

The carrying amount of the groups of cash-generating units is made of goodwill, property, plant and equipment, investment properties, other intangible assets, working capital items, the value of the equity of the subsidiaries domiciled in Colombia, Uruguay and Argentina, and its goodwill acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Taeq	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	-	1,441,256	186,289	3,080,622
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	5,296	115,020	49,432	250,879
Rights with indefinite useful life (Note 16)	17,720	2,771	-	-	-	-	-	2,894	23,385

Although the commercial premises assigned to the Surtimayorista cash generating unit do not have goodwill acquired through business combinations, this value assigned for purposes of the impairment test is the result of the conversion of stores from the Surtimax format to this new format; the goodwill assigned to the commercial premises of the Surtimax cash generating unit comes from the business combination carried out in 2007 as a result of the merger with Carulla Vivero S.A.

The method used in the impairment test was the value in use due to the difficulty of finding an active market to establish the fair value of these intangible assets.

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.6% for Colombia and 5.4% for Uruguay corresponding to the long-term inflation expectation for each country. These dates suppose real growth rate of 0% for cash flows beyond the five-year period. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which it expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2024 onwards, which is the enacted rate in Colombia as at December 31, 2023.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito Group operates, which was 13.2% for 2023, 10.7% for 2024, 9.7% for 2025, 9.0% for 2026, 8.1% for 2027 and 8.1% for 2028 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 9.2% for 2023, 10.1% for 2024, 10.7% for 2025, 9.8% for 2026, 9.5% for 2027 and 9.5% for 2028 onwards.

The budgeted average Ebitda growth rate for the next five years is 10.3% for Colombia, 7.6% for Uruguay, and 94.6% for Argentina.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Almacenes Éxito S.A.; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

Impairment of property, plant and equipment is the carrying amount that exceeds the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs of sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) due to its adequate approximation to the recoverable value of these. As a result of the test, there was an impairment in the value of the property, plant and equipment from Uruguayan subsidiary in the amount of $2,903 and in the right of use with the same subsidiary in the amount of $1,038. Additionally, there was a reversal of impairment of value in the property of the Uruguayan subsidiary of $1,188. The impairment was properly accounted for and charged to income for the period.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these properties. As a result of the test, there was an impairment in the value of the Viva Palmas property in the amount of $698. The impairment was properly accounted for and charged to income for the period.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2023, excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 45% in the fair value less costs to sell would trigger an impairment charge.

Assets are grouped into stores, which generate independent cash flows. The recoverable amount was the value in use of the stores.

Except for the above, there is no impairment in the carrying value of the cash generating units.

December 31, 2022

The carrying amount of the groups of cash-generating units is made of property, plant and equipment, investment properties, other intangible assets other than goodwill, net working capital items and the goodwill and intangible assets acquired through business combinations.

For the purposes of impairment testing, the goodwill obtained through business combinations, trademarks and the rights to exploit trade premises with indefinite useful lives were allocated to the following groups of cash-generating units:

	Groups of cash-generating units
	Éxito	Carulla	Surtimax	Súper Ínter	Surtimayorista	Uruguay	Argentina	Total
Goodwill (Note 17)	90,674	856,495	37,402	464,332	4,174	1,690,339	340,887	3,484,303
Trademarks with indefinite useful life (Note 16)	-	-	17,427	63,704	-	128,103	90,454	299,688
Rights with indefinite useful life (Note 16)	17,720	2,771	-	-	-	-	4,212	24,703

Although the commercial premises assigned to the Surtimayorista cash generating unit do not have goodwill acquired through business combinations, this value assigned for purposes of the impairment test is the result of the conversion of stores from the Surtimax format to this new format; the goodwill assigned to the commercial premises of the Surtimax cash generating unit comes from the business combination carried out in 2007 as a result of the merger with Carulla Vivero S.A.

The method used in the impairment test was the value in use due to the difficulty of finding an active market to establish the fair value of these intangible assets.

The recoverable amount of the cash generating units in Colombia and Uruguay was determined as their value in use.

The value in use was estimated based on the expected cash flows as forecasted by Company management over a five-year period, on the grounds of the price growth rate in Colombia and Uruguay (Consumer Price Index - CPI), trend analyses based on past results, expansion plans, strategic projects to increase sales, and optimization plans.

The perpetuity growth rate used is 3.7% for Colombia and 5.4% for Uruguay corresponding to the long-term inflation expectation for each country. These dates suppose real growth rate of 0% for cash flows beyond the five-year period. For the Éxito Group, this is a conservative approach that reflects the ordinary growth expected for the industry in absence of unexpected factors that might have an effect on growth.

The tax rate included in the forecast of cash flows is the rate at which Almacenes Éxito S.A. expects to pay its taxes during the next years. The tax rate used in the projection of cash flows of the Éxito, Carulla, Surtimax, Súper Ínter and Surtimayorista cash-generating units was 35% for 2023 onwards, which is the enacted rate in Colombia as at December 31, 2022.

For goodwill allocated to the Uruguayan cash-generating unit, the tax rate used was 25%.

Expected cash flows were discounted at the weighted average cost of capital (WACC) using a market indebtedness structure for the type of industry where Éxito Group operates, which was 10.40% for 2022, 9.5% for 2023, 9.3% for 2024, 8.3% for 2025, 7.5% for 2026 and 7.4% for 2027 onwards.

The WACC used to discount the cash flows of the Uruguayan cash-generating unit was 8.2% for 2022, 9.1% for 2023, 9.8% for 2024, 9.3% for 2025, 9.3% for 2026 and 9.2% for 2027 onwards.

The budgeted average Ebitda growth rate for the next five years is 8.0% for Colombia, 8.2% for Uruguay, and 76.9% for Argentina.

The variables that have the greater impact on the determination of the value in use of the cash-generating units are the discount rate and the perpetual growth rate. These variables are defined as follows:

(a)	Growth rate in perpetuity: Nominal growth rates in perpetuity are the long-term inflation expectations for the relevant country, i.e. a real growth rate of zero. A decrease in real growth rates to below zero is not considered reasonably possible given cash flows are expected to increase at least in line with inflation, and up to 1% above inflation.

(b)	Discount rate: The estimation of the discount rate is based on an analysis of the market indebtedness for Almacenes Éxito S.A.; a change is deemed reasonable if the discount rate would increase by 1%, in which event no impairment in the value of the groups of cash-generating units would arise.

Impairment of property, plant and equipment is the carrying amount that exceeds the recoverable amount; in turn, the recoverable amount is the higher of value in use and fair value less costs to sell. Assets are grouped into stores, which generate independent cash flows. The method used to calculate the recoverable value was the income approach (value in use) due to its adequate approximation to the recoverable value of these.

As a result of the observation of signs of impairment and the application of this test, impairment of value was presented in part of the property Viva Calle 80 for $241 and the property of the subsidiary Grupo Disco del Uruguay S.A. for $1,403, on the other hand, there was a reversal of impairment of value in the properties of the subsidiary Mercados Devoto S.A. for $2,786 and Carulla Palmas for $17.

The method used in the impairment test for investment properties was the income approach due to its adequate approximation to the fair value of these properties.

As a result of this test, there was an impairment of value of the improvements in Centro Comercial Viva Suba for $530 and reversal of impairment of value in the Viva Sincelejo for $1,546 and Viva Palmas property for $860. The impairment was properly accounted for and charged to the results of the period.

The recoverable amount of the Argentina group of cash generating units was determined as the fair value less costs of disposal of its retail estate portfolio.

This was estimated based on the appraisals performed by an independent appraiser on all the properties owned by the subsidiary in Argentina, minus the total liabilities, plus cash of Libertad S.A. as of December 31, 2022, excluding non-monetary and intercompany items. The cost of disposal is an estimated brokerage commission on the sale of real estate equivalent to 3% of the total amount of the property values. The main variables used in the appraisals are the real estate index in Argentina and the exposure to foreign exchange (USD more specifically). A decrease of 11% in the fair value less costs to sell would trigger an impairment charge.

Assets are grouped into stores, which generate independent cash flows. The recoverable amount was the value in use of the stores.

Except for the above, there is no impairment in the carrying value of the cash generating units.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds	472	472	426	426
Forward contracts measured at fair value through income (Note 12)	-	-	27,300	27,300
Derivative swap contracts denominated as hedge instruments (Note 12)	2,378	2,378	14,480	14,480
Investment in bonds (Note 12)	578	578	6,939	6,939
Investment in bonds through other comprehensive income (Note 12)	13,288	13,288	18,367	18,367
Equity investments (Note 12)	10,676	10,676	10,676	10,676

Non-financial assets
Investment property (Note 14)	1,653,345	4,174,798	1,841,228	3,968,389
Property, plant and equipment, and investment property held for sale (Note 41)	12,413	22,469	21,800	29,261

Financial liabilities
Loans and borrowings (Note 20)	823,863	824,054	803,685	793,624
Put option (Note 20)	442,342	442,342	651,899	651,899
Forwards contracts denominated as hedge instruments (Note 25)	5,488	5,488	-	-
Forward contracts measured at fair value through income (Note 25)	11,299	11,299	5,404	5,404

Non-financial liabilities
Customer loyalty liability (Note 26)	43,990	43,990	56,165	56,165

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model

The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.

Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

Investment property	Level 3	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets
Investment property	Level 3	Discounted cash flows method

This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.

Discount rate (12-17%) Vacancy rate (0% - 58,94%) Terminal capitalization rate (8,25% - 9,50%)

Investment property	Level 3	Realizable-value method

This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable value

Investment property	Level 3	Replacement cost method

The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.

Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method

This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.

Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Customer loyalty liability (refer to footnote 26)	Level 3	Market value

The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.

Number of points redeemed, expired and issued. Point value. Expected redemption rate.

Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.

Net income of Supermercados Disco del Uruguay S.A. at December 31, 2023 and 2022.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:

	Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option	Net income of Supermercados Disco del Uruguay S.A. at December 31, 2023.	$181,916	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of Grupo Disco Uruguay S.A., or (iii) a multiple of the net income of Grupo Disco Uruguay S.A.
	Ebitda of Supermercados Disco del Uruguay S.A., consolidated Over 12 months	$241,414
	Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	($146,656)
	Fixed contract price	$442,342
	US Dollar-Uruguayan peso exchange rate on the date of valuation	$39.04
	US Dollar-Colombian peso exchange rate on the date of valuation	$3,822.05
	Total shares Supermercados Disco del Uruguay S.A.	344,166,018

On December 31 2023, the value of the put option is recognized based on Times Average Net Result.

Grupo Disco Uruguay S.A.’s Ebitda should increase by approx. 25.39% to arrive at a value greater than the recognized value.

The Fixed contract price should increase by approx. 41.03% to reach a value greater than the recognized value.

An exchange rate appreciation of 15% would increase the value of the put option by $66,351.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the period ended December 31, 2023.

Note 36. Contingencies

Contingent assets

Éxito Grupo has not material contingent assets to disclose at December 31, 2023 and at December 31, 2022.

Contingent liabilities

Contingent liabilities at December 31, 2023 and at December 31, 2022 are:

(a)	The following proceedings are underway, seeking that Exito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia National Directorate of Customs) amounting $40,780 (December 31, 2022 - $35,705) relating to 2015 income tax return of Almacenes Éxito S.A.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2022 - $11,830).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,211 (December 31, 2022 - $2,211).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4275 of April 8, 2021 whereby the Almacenes Éxito S.A. is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2022 - $2,535).

-	Labor liability process for $80 in the subsidiary Exito Industrias S.A.S.

(b)	Guarantees:

-	Since June 1, 2017, Almacenes Éxito S.A. granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. On August 11, 2023 the amount was updated to $3,967.

-	Subsidiary Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías de Integración Regional Aires S.A in the amount of $284 (December 31, 2022 - $264) to ensure compliance with the payments associated with the contract for the sale of airline tickets.

-	Subsidiary Éxito Viajes y Turismo S.A.S. is defendant in a consumer protection action under Section 4 of Decree 557 of the Ministry of Commerce, Industry and Tourism, with scope from the state of sanitary emergency declared on March 12,2020 in the amount of $1,228 (December 31, 2022 - $1,113) covering 260 proceedings.

-	Subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees in favor of XM Compañía de Expertos en Mercados S.A. E.S.P. in amount of $320, ENEL Colombia S.A. E.S.P. in amount of $869, AIR-E S.A. E.S.P. in amount of $111 y Caribemar de la Costa S.A.S. E.S.P. in amount of $93 and y EMCALI S.A. E.S.P. in amount of $87 to cover the payment of charges for use of the energy transmission system.

-	In 2023, Almacenes Éxito S.A. granted its subsidiary Transacciones Energéticas S.A.S. E.S.P. a financial guarantee for $3,000 to cover possible defaults of its obligations for the charges for the use of local distribution and regional transmission systems before the market and before the agents where the service is rendered.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2023 some subsidiaries and Almacenes Éxito S.A., as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Supply of energy to the regulated market	Profesionales en Energía S.A. E.S.P. PEESA

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid.

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $217,293.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2023 are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	104,623	81,621
Grupo Disco Uruguay S.A.	27,544	31,108
Patrimonio Autónomo Viva Villavicencio	10,131	9,334
Patrimonio Autónomo Centro Comercial	4,906	4,827
Patrimonio Autónomo Centro Comercial Viva Barranquilla	2,830	2,684
Patrimonio Autónomo Viva Laureles	2,687	2,611
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo San Pedro Etapa I	1,796	1,837
Patrimonio Autónomo Viva Sincelejo	1,476	2,081
Patrimonio Autónomo Viva Palmas	768	1,115
Total	159,278	139,735

Almacenes Éxito S.A.’s General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. During the year ended at December 31, 2023 the amount paid was $237,580.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2022 are as follows:

	Dividends declared	Dividends paid
Grupo Disco del Uruguay S.A.	98,278	87,528
Patrimonio Autónomo Viva Malls	34,988	48,799
Patrimonio Autónomo Viva Villavicencio	8,706	8,491
Patrimonio Autónomo Centro Comercial	4,506	4,371
Éxito Viajes y Turismo S.A.S.	3,565	3,565
Patrimonio Autónomo Viva Laureles	2,138	2,102
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,860	1,772
Patrimonio Autónomo San Pedro Etapa I	1,403	1,329
Patrimonio Autónomo Viva Sincelejo	1,364	1,485
Total	156,808	159,442

Note 38. Seasonality of transactions

Exito Group’s operation cycles indicate certain seasonality in operating and financial results once there is a concentration during the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year.

Note 39. Financial risk management policy

At December 31, 2023 and 2022 Éxito Group’s financial instruments were comprised of:

	Year ended December 31,
	2023	2022
Financial assets
Cash and cash equivalents (Note 7)	1,508,205	1,733,673
Trade receivables and other receivables (Note 8)	717,269	829,876
Accounts receivables from related parties (Note 10) (1)	52,145	47,122
Financial assets (Note 12)	27,466	78,384
Total financial assets	2,305,085	2,689,055

Financial liabilities
Accounts payable to related parties (Note 10) (1)	55,617	79,189
Trade payables and other accounts payable (Note 23)	5,286,126	5,721,775
Loans and borrowings (Note 20)	1,266,205	1,455,584
Lease liabilities (Note 15)	1,567,959	1,655,955
Derivative instruments and collections on behalf of third parties (Note 25)	139,810	136,223
Total financial liabilities	8,315,717	9,048,726

Net (liability) exposure	(6,010,632)	(6,359,671)

(1)	Transactions with related parties refer to transactions between Éxito Group. and its associates, joint ventures and other related parties, and are carried in accordance with market general prices, terms and conditions.

Capital risk management

Éxito Group manages its equity structure and makes the required adjustments as a function of changes in economic conditions and requirements under financial clauses. To maintain and adjust its capital structure, Éxito Group may also modify the payment of dividends to shareholders, reimburse capital contributions or issue new shares.

Financial risk management

Besides derivative instruments, the most significant of Éxito Group’s financial liabilities include debt, lease liabilities and interest-bearing loans, trade accounts payable and other accounts payable. The main purpose of such liabilities is financing Éxito Group’s operations and maintaining proper levels of working capital and net financial debt.

The most significant of Éxito Group’s financial assets include loans, trade debtors and other accounts receivable, cash and short-term placements directly resulting from day-to-day transactions. The Éxito Group also has other investments classified as financial assets measured at fair value, which, according to the business model, have effects in income for the period or in other comprehensive income. Further, other rights may arise from transactions with derivative instruments and will be carried as financial assets.

The Éxito Group is exposed to market, credit and liquidity risks. Éxito Group management monitor the manner in which such risks are managed, through the relevant bodies of the organization designed for such purpose. The scope of the Board of Directors’ activities includes a financial committee that oversees such financial risks and the financial risk management corporate framework that is most appropriate. The financial committee supports Éxito Group management in that financial risk assumption activities fall within the approved corporate policies and procedures framework, and that such financial risks are identified, measured and managed pursuant to such corporate policies.

Financial risk management activities related to all transactions with derivative instruments are carried out by teams of specialists with the required skills and experience, who are supervised by the organizational structure. Pursuant to Éxito Group’s corporate policies, no transactions with derivative instruments may be carried out solely for speculation. Even if hedge accounting models not always are applied, derivatives are negotiated based on an underlying element that in fact requires such hedging in accordance with internal analyses.

The Board of Directors reviews and agrees on the policies applicable to manage each of these risks, which are summarized below:

a.	Credit risk

A credit risk is the risk that a counterparty fails to comply with their obligations on a financial instrument or trade agreement, resulting in a financial loss. Éxito Group is exposed to credit risk arising from their operating activities (particularly from trade debtors) and from their financial activities, including deposits in banks and financial institutions and other financial instruments. The carrying amount of financial assets represents the maximum exposure to credit risks.

Cash and cash equivalents

The credit risk arising from balances with banks and financial entities is managed pursuant to corporate policies defined for such purpose. Surplus funds are only invested with counterparties approved by the Board of Directors and within previously established jurisdictions. On an ongoing basis, management reviews the general financial conditions of counterparties, assessing the most significant financial ratios and market ratings.

Trade receivables and other receivables

The credit risk associated with trade receivables is low given that most of Éxito Group’s sales are cash sales (cash and credit cards) and financing activities are conducted under trade agreements that reduce Éxito Group’s exposure to risk. In addition, there are administrative collections departments that permanently monitor ratios, figures, payment behaviors and risk models by each third party. There are no trade receivables that individually are equivalent to or exceed 5% of accounts receivable or sales, respectively.

Collaterals

Éxito Group does not grant guarantees, collaterals or letters of credit, or issues filled-in or blank securities, or other liens or contingent rights in favor of third parties. Exceptionally, Éxito Group may impose liens, depending on the relevancy of the business, the amount of the contingent liability and the benefit. In addition, there are certain promissory notes used in the regular course of the operation with banks and treasury. As of December 31, 2023, Almacenes Éxito S.A. was a guarantor in favor of its subsidiary Almacenes Éxito Inversiones S.A.S. and Transacciones Energéticas S.A.S. E.S.P. in the amount of $6,967 to cover potential default of its obligations, acts as joint and several debtor of subsidiary Patrimonio Autónomo Centro Comercial Viva Barranquilla at the request of some insurance companies and as a requirement for the issuance of compliance bonds. Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías del Continente Americano S.A. in the amount of $284. Subsidiaries Exito Industrias S.A.S. and Éxito Viajes y Turismo S.A.S. granted some guarantees to insurance companies and as a requirement for the issuance of compliance bonds. The subsidiary Transacciones Energéticas S.A.S. E.S.P. granted guarantees to third parties in the amount of $1,481 to cover for the use of the energy transmission system.

b.	Market risk

Market risk is the risk that changes in market prices, namely changes in exchange rates, interest rates or stock prices, have a negative effect on Éxito Group’s revenue or on the value of the financial instruments it holds. The purpose of market risk management is to manage and control exposure to this risk within reasonable parameters while optimizing profitability.

Interest rate risk

Interest rate risk is the risk that the fair value of financial assets and liabilities, or the future cash flows of financial instruments, fluctuate due to changes in market interest rates. Éxito Group’s exposure to interest rate risk is mainly related to debt obligations incurred at variable interest rates or indexed to an index beyond the control of Éxito Group.

Most of Éxito Group’s financial liabilities are indexed to market variable rates. To manage the risk, Éxito Group performs financial exchange transactions via derivative financial instruments (interest rate swaps) with previously approved financial institutions, under which they agree on exchanging, at specific intervals, the difference between the amounts of fixed interest rates and variable interest rates estimated over an agreed upon nominal principal amount, which turns variable rates into fixed rates and cash flows may then be determined.

Currency risk

Currency risk is the risk that the fair value or future cash flows of financial instruments fluctuate due to changes in exchange rates. Éxito Group’s exposure to exchange rate risk is attached to passive transactions in foreign currency associated with long-term debt liabilities and with Éxito Group’s operating activities (whenever revenue and expenses are denominated in a currency other than the functional currency), as well as with Éxito Group’s net investments abroad.

Éxito Group manages its exchange rate risk via derivative financial instruments (namely forwards and swaps) whenever such instruments are efficient to mitigate volatility.

When exposed to unprotected currency risk, Éxito Group’s policy is to contract derivative instruments that correlate with the terms of the underlying elements that are unprotected. Not all financial derivatives are classified as hedging transactions; however, Éxito Group’s policy is not to carry out transactions for speculation.

At December 31, 2023 and 2022, Éxito Group had hedged almost 100% of their purchases and liabilities in foreign currency.

c.	Liquidity risk

Liquidity risk is the risk that Éxito Group faces difficulties to fulfil its obligations associated with financial liabilities, which are settled by delivery of cash or other financial assets. Éxito Group’s approach to manage liquidity is to ensure, in as much as possible, that it will always have the necessary liquidity to meet its obligations without incurring unacceptable losses or reputational risk.

Éxito Group manages liquidity risks by daily monitoring its cash flows and maturities of financial assets and liabilities, and by maintaining proper relations with the relevant financial institutions.

Éxito Group maintains a balance between business continuity and the use of financing sources through short-term and long-term bank loans according to requirements, unused credit lines available from financial institutions, among other mechanisms. At December 31, 2023 approximately 71% of Éxito Group’s debt will mature in less than one year (December 31, 2022 - 33%) considering the carrying amount of borrowings included in the accompanying financial statements.

The Éxito Group’s liquidity risk is considered to be low as there is no significant restriction for the payment of financial liabilities settling within twelve months from the reporting date, December 31 2023. The Éxito Group has access to unused lines of credit.

The following table shows a profile of maturities of Éxito Group’s financial liabilities based on non-discounted contractual payments arising from the relevant agreements.

At December 31, 2023	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	378,806	938,113	766,452	2,083,371
Other relevant contractual liabilities	619,150	303,912	29,137	952,199
Total	997,956	1,242,025	795,589	3,035,570

At December 31, 2022	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Lease liabilities	337,809	991,809	782,572	2,112,190
Other relevant contractual liabilities	278,196	666,882	50,960	996,038
Total	616,005	1,658,691	833,532	3,108,228

Sensitivity analysis for 2023 balances

Éxito Group assessed the potential changes in interest rates of financial liabilities and other significant contract liabilities.

Assuming complete normality and considering 10% variation in interest rates, three scenarios have been assessed:

−	Scenario I: Latest interest rates known at the end of 2023.

−	Scenario II: An increase of 1.198% was assumed for the Banking Reference Rate. This increase was on the latest published interest rate.

−	Scenario III: A decrease of 1.198% was assumed for the Banking Reference Rate. This reduction was on the latest published interest rate.

The sensitivity analysis did not result in significant variance among the three scenarios. Potential changes are as follows:

Operations	Risk	Balance at December 31, 2023	Market forecast
			Scenario I	Scenario II	Scenario III
Borrowings	Changes in interest rates	823,863	803,968	810,341	796,477

d.	Derivative financial instruments

Éxito Group uses derivative financial instruments to hedge risk exposure, with the main purpose of hedging exposure to interest rate risk and exchange rate risk, fixing the interest and exchange rates of the financial debt.

At December 31, 2023, the reference value of these contracts amounted to COP $120,916 million (interest rate swaps), USD 34.6 million y EUR 4.11 million (December 31, 2022 – COP $355.458 million, USD 125.5 million and EUR 14.11 million). Such transactions are generally contracted under identical conditions regarding amounts, terms and transaction costs and, preferably, with the same financial institutions, always in compliance with Éxito Group’s limits and policies.

Éxito Group has designed and implemented internal controls to ensure that these transactions are carried out in compliance with its policies.

e.	Fair value of derivative financial instruments

The fair value of derivative financial instruments is estimated under the operating cash flow forecast model, using government treasury security curves in each country and discounting them at present value, using market rates for swaps as disclosed by the relevant authorities in such countries.

Swap market values were obtained by applying market exchange rates valid on the date of the financial information available, and the rates are forecasted by the market based on currency discount curves. A convention of 365 consecutive days was used to calculate the coupon of foreign currency indexed positions.

f.	Insurance policies

At December 31, 2023, the parent company and its colombian subsidiaries have acquired the following insurance policies to mitigate the risks associated with the entire operation:

Insurance lines of coverage	Coverage limits	Coverage
All risk, damages and loss of profits	In accordance with replacement and reconstruction amounts, with a maximum limit of liability for each policy.

Losses or sudden and unforeseen damage and incidental damage sustained by covered property, directly arising from any event not expressly excluded. Covers buildings, furniture and fixtures, machinery and equipment, goods, electronic equipment, facility improvements, loss of profits and other property of the insured party.

Transport of goods and money	In accordance with the statement of transported values and a maximum limit per dispatch. Differential limits and sub-limits apply by coverage.	Property and goods owned by the insured that are in transit, including those on which it has an insurable interest.
Extracontractual civil liability	Differential limits and sublimits per coverage apply.	Covers damages caused to third parties during the operation.
Director’s and officers’ third party liability insurance	Differential limits and sub-limits apply by coverage.	Covers claims against directors and officers arising from error or omission while in office.
Deception and financial risks	Differential limits and sub-limits apply by coverage.	Loss of money or securities in premises or in transit. Willful misconduct of employees that result in financial loss.
Group life insurance and personal accident insurance	The insured amount relates to the number of wages defined by the Company.	Death and total and permanent disability arising from natural or accidental events.
Vehicles	There is a defined ceiling per each coverage	Third party liability. Total and partial loss - Damages. Total and partial loss - Theft Earthquake Other coverages as described in the policy.
Cyber risk	Differential limits and sub-limits apply by coverage.	Direct losses arising from malicious access to the network and indirect losses from third party liability whose personal data have been affected by an event covered by the policy.

Note 40. Operating segments

Exito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.
-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.
-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Exito Group discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

	Year ended December 31,
Operating segment	Banner	2023	2022(a)
Colombia	Éxito	10,214,174	10,094,080
	Carulla	2,434,416	2,153,203
	Low cost and other	2,370,319	2,270,112
Argentina		1,014,898	1,683,717
Uruguay		4,193,328	3,553,925
Total consolidated		20,227,135	19,755,037
Eliminations		(824)	(961)
Total consolidated		20,226,311	19,754,076

(a)	As a consequence of the store conversions carried out during 2023, the sales of the brands of the Colombian operating segment for the year ended December 31, 2022, have been restated for comparative purposes using the same store allocation presented during the year ended December 31, 2023.

Below is additional information by operating segment:

	For the year ended December 31, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	15,018,909	1,014,898	4,193,328	20,227,135	(824)	20,226,311
Service revenue	753,071	37,893	28,529	819,493	-	819,493
Other revenue	63,014	15	13,485	76,514	(231)	76,283
Gross profit	3,558,757	360,632	1,506,654	5,426,043	-	5,426,043
Operating profit	512,588	28,918	341,275	882,781	-	882,781
Depreciation and amortization	556,669	19,300	84,175	660,144	-	660,144
Net finance expenses	(386,112)	(15,835)	(12,343)	(414,290)	-	(414,290)
Income tax	31,134	(11,905)	(65,127)	(45,898)	-	(45,898)

	For the year ended December 31, 2022
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	14,517,395	1,683,717	3,553,925	19,755,037	(961)	19,754,076
Service revenue	648,806	66,657	25,783	741,246	-	741,246
Other revenue	113,467	341	10,815	124,623	(272)	124,351
Gross profit	3,385,817	604,403	1,249,056	5,239,276	307	5,239,583
Operating profit	663,984	68,703	257,140	989,827	307	990,134
Depreciation and amortization	506,716	24,427	72,185	603,328	-	603,328
Net finance expenses	(263,785)	(97,014)	(19,368)	(380,167)	(307)	(380,474)
Income tax	(218,901)	(65,262)	(41,539)	(325,702)	-	(325,702)

(1)	Non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Exito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Exito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	As at December 31,
	2023	2022
Property, plant, and equipment (1)	9,768	17,875
Investment property (2)	2,645	3,925
Total	12,413	21,800

(1)	Corresponds to the Local Paraná of the Argentinian subsidiary. As of December 31, 2023, the decrease corresponds to the conversion effect.

(2)	It corresponds to the La Secreta land negotiated with the buyer during 2019. As of December 31, 2023, 57.93% of the payment for the property has been delivered and received. The rest of the asset will be delivered coincidentally with the asset payments that will be received with the following scheme: 1.19% in 2024 and 40.88% in 2025. The deed of contribution to the trust was signed on December 1, 2020 and was registered on December 30, 2020.

No accrued income or expenses have been recognized in profit or loss or other comprehensive income in relation to the use of these assets.

Note 42. Subsequent Events

January 22, 2024, 86.84% of the common shares of Almacenes Éxito S.A. were awarded to Cama Commercial Group Corp. (Grupo Calleja) as a result of the completion of the tender offer that this company had signed with Grupo Casino y Companhia Brasileira de Distribuição S.A. – CBD at October 13, 2023. With this award, Cama Commercial Group Corp is the immediate holding company.